UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F ☒ or Form 40-F ☐

The information, documents and exhibits set forth in this Form 6-K shall be deemed to be incorporated by reference into the prospectus forming a part of Sumitomo Mitsui Financial Group, Inc.’s Registration Statement on Form F-3 (File No. 333-276219) and to be a part of such prospectus from the date of the filing thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Consolidated Financial Statements of Sumitomo Mitsui Financial Group, Inc. as of and for the years ended March 31, 2024 and 2025

2.	Independent Auditor’s Report on the Consolidated Financial Statements of Sumitomo Mitsui Financial Group, Inc. as of and for the years ended March 31, 2024 and 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kazuyuki Anchi
Name: Kazuyuki Anchi
Title: Senior Managing Executive Officer Group Chief Financial Officer

Date: June 26, 2025

AUDITED CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED MARCH 31, 2024 AND 2025

On June 20, 2025, we published our consolidated financial statements as of and for the years ended March 31, 2024 and 2025 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our annual securities report (yukashoken hokokusho) for the year ended March 31, 2025 filed by us with the relevant Japanese authorities. This document includes such audited consolidated financial statements and the notes thereto. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

March 31	Millions of yen				Millions of U.S. dollars
	2024		2025		2025
Assets:
Cash and due from banks	*5	¥78,143,100	*5	¥75,590,583	$505,521
Call loans and bills bought		5,333,883		5,197,978	34,762
Receivables under resale agreements		8,525,688		16,205,759	108,378
Receivables under securities borrowing transactions		6,799,541		5,799,821	38,787
Monetary claims bought		6,103,091		5,618,985	37,578
Trading assets	*2,*5	11,540,063	*2,*5	11,976,375	80,093
Money held in trust		23,751		32,272	216
Securities	*1,*2,*3,*5,*12	37,142,808	*1,*2,*3,*5,*12	40,760,968	272,594
Loans and bills discounted	*3,*4,*5,*6	107,013,907	*3,*4,*5,*6	111,136,239	743,237
Foreign exchanges	*3,*4	2,068,885	*3,*4	2,712,573	18,141
Lease receivables and investment assets		207,645		231,199	1,546
Other assets	*3,*5	15,313,546	*3,*5	13,722,960	91,774
Tangible fixed assets	*7,*8,*9	1,006,883	*7,*8,*9	1,006,556	6,731
Buildings		323,967		329,897	2,206
Land		405,761		409,805	2,741
Lease assets		29,892		25,850	173
Construction in progress		40,894		48,832	327
Other tangible fixed assets		206,368		192,170	1,285
Intangible fixed assets		976,706		1,017,322	6,803
Software		623,266		731,749	4,894
Goodwill		268,833		230,070	1,539
Lease assets		323		155	1
Other intangible fixed assets		84,283		55,348	370
Net defined benefit asset		913,791		987,288	6,603
Deferred tax assets		71,427		71,261	477
Customers’ liabilities for acceptances and guarantees	*3	14,869,558	*3	15,139,799	101,249
Reserve for possible loan losses		(817,578)		(925,931)	(6,192)

Total assets		¥295,236,701		¥306,282,015	$2,048,298

(Continued)

	Millions of yen				Millions of U.S. dollars
March 31	2024		2025		2025
Liabilities and net assets:
Liabilities:
Deposits	*5	¥164,839,357		¥171,498,651	$1,146,918
Negotiable certificates of deposit		14,672,275		17,175,391	114,863
Call money and bills sold		3,138,049		4,378,276	29,280
Payables under repurchase agreements	*5	19,625,877	*5	25,797,136	172,521
Payables under securities lending transactions	*5	1,736,935	*5	2,183,655	14,603
Commercial paper		2,429,179		2,686,483	17,966
Trading liabilities		9,689,434		9,726,615	65,048
Borrowed money	*5,*10	14,705,266	*5,*10	11,355,209	75,939
Foreign exchanges		2,872,560		1,771,839	11,849
Short-term bonds		863,000		728,200	4,870
Bonds	*5,*11	13,120,274	*5,*11	13,352,392	89,296
Due to trust account		1,246,198		1,041,660	6,966
Other liabilities		15,573,044		13,700,199	91,622
Reserve for employee bonuses		115,488		130,464	873
Reserve for executive bonuses		4,411		5,433	36
Net defined benefit liability		37,263		33,890	227
Reserve for executive retirement benefits		1,179		1,007	7
Reserve for point service program		35,622		32,656	218
Reserve for reimbursement of deposits		9,228		5,573	37
Reserve for losses on interest repayment		121,947		242,127	1,619
Reserves under the special laws		4,631		5,365	36
Deferred tax liabilities		698,632		422,050	2,823
Deferred tax liabilities for land revaluation	*7	27,316	*7	26,424	177
Acceptances and guarantees		14,869,558		15,139,799	101,249

Total liabilities		280,436,734		291,440,506	1,949,044

Net assets:
Capital stock		2,344,038		2,345,960	15,689
Capital surplus		610,143		611,423	4,089
Retained earnings		7,843,470		8,290,170	55,442
Treasury stock		(167,671)		(38,512)	(258)

Total stockholders’ equity		10,629,980		11,209,042	74,962

Net unrealized gains (losses) on other securities		2,406,883		1,930,834	12,913
Net deferred gains (losses) on hedges		(65,073)		(168,604)	(1,128)
Land revaluation excess	*7	34,936	*7	32,849	220
Foreign currency translation adjustments		1,362,647		1,411,827	9,442
Accumulated remeasurements of defined benefit plans		290,735		287,487	1,923

Total accumulated other comprehensive income		4,030,129		3,494,393	23,369

Stock acquisition rights		931		767	5
Non-controlling interests		138,925		137,306	918

Total net assets		14,799,967		14,841,509	99,254

Total liabilities and net assets		¥295,236,701		¥306,282,015	$2,048,298

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2024		2025		2025
Ordinary income		¥9,353,590		¥10,174,894	$68,046
Interest income		6,213,520		6,928,577	46,336
Interest on loans and discounts		3,636,796		3,984,710	26,648
Interest and dividends on securities		704,565		935,978	6,259
Interest on call loans and bills bought		207,201		182,718	1,222
Interest on receivables under resale agreements		119,755		268,048	1,793
Interest on receivables under securities borrowing transactions		87,502		120,363	805
Interest on deposits with banks		580,295		650,205	4,348
Interest on lease transactions		12,483		12,185	81
Interest on deferred payment		21,969		22,320	149
Other interest income		842,949		752,046	5,029
Trust fees		8,195		9,733	65
Fees and commissions		1,716,335		1,874,934	12,539
Trading income		371,135		568,890	3,805
Other operating income		609,082		172,329	1,152
Lease-related income		37,436		—	—
Other		571,645		172,329	1,152
Other income		435,320		620,428	4,149
Recoveries of written-off claims		16,934		16,449	110
Other	*1	418,386	*1	603,979	4,039
Ordinary expenses		7,887,462		8,455,412	56,547
Interest expenses		4,332,866		4,590,358	30,699
Interest on deposits		1,670,570		1,671,048	11,175
Interest on negotiable certificates of deposit		518,385		559,252	3,740
Interest on call money and bills sold		43,855		48,050	321
Interest on payables under repurchase agreements		749,371		837,244	5,599
Interest on payables under securities lending transactions		15,792		38,368	257
Interest on commercial paper		116,199		109,557	733
Interest on borrowed money		154,318		170,937	1,143
Interest on short-term bonds		210		3,298	22
Interest on bonds		352,806		413,681	2,767
Other interest expenses		711,354		738,918	4,942
Fees and commissions payments		234,305		315,758	2,112
Trading losses		263,379		185,324	1,239
Other operating expenses		348,899		336,278	2,249
Lease-related expenses		30,915		—	—
Other		317,984		336,278	2,249
General and administrative expenses	*2	2,250,593	*2	2,401,955	16,063
Other expenses		457,417		625,736	4,185
Provision for reserve for possible loan losses		118,388		167,639	1,121
Other	*3	339,028	*3	458,097	3,064

Ordinary profit		1,466,128		1,719,482	11,499

(Continued)

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2024		2025		2025
Extraordinary gains		¥8,181		¥3,090	$21
Gains on disposal of fixed assets		1,101		3,090	21
Other extraordinary gains	*4	7,080		—	—
Extraordinary losses		131,959		22,630	151
Losses on disposal of fixed assets		9,341		14,843	99
Losses on impairment of fixed assets	*6	13,696	*6	7,052	47
Provision for reserve for eventual future operating losses from financial instruments transactions		729		733	5
Other extraordinary losses	*5	108,191		—	—

Income before income taxes		1,342,349		1,699,943	11,369

Income taxes-current		442,736		577,307	3,861
Income taxes-deferred		(69,073)		(64,242)	(430)

Income taxes		373,662		513,065	3,431

Profit		968,687		1,186,877	7,937

Profit attributable to non-controlling interests		5,740		8,881	59

Profit attributable to owners of parent		¥962,946		¥1,177,996	$7,878

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2024		2025		2025
Profit		¥968,687		¥1,186,877	$7,937
Other comprehensive income (losses)	*1	1,661,035	*1	(474,327)	(3,172)
Net unrealized gains (losses) on other securities		1,024,910		(420,445)	(2,812)
Net deferred gains (losses) on hedges		(49,928)		(99,721)	(667)
Foreign currency translation adjustments		502,786		(18,937)	(127)
Remeasurements of defined benefit plans		156,856		(2,819)	(19)
Share of other comprehensive income of affiliates		26,410		67,596	452

Total comprehensive income		2,629,723		712,549	4,765

Comprehensive income attributable to owners of parent		2,621,070		703,678	4,706
Comprehensive income attributable to non-controlling interests		8,653		8,871	59

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Year ended March 31, 2024	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,342,537	¥694,052	¥7,423,600	¥(151,798)	¥10,308,391
Changes in the fiscal year
Issuance of new stock	1,501	1,500			3,001
Cash dividends			(348,177)		(348,177)
Profit attributable to owners of parent			962,946		962,946
Purchase of treasury stock				(211,434)	(211,434)
Disposal of treasury stock		(185)		401	216
Cancellation of treasury stock		(195,160)		195,160	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(85,409)			(85,409)
Increase due to decrease in affiliates accounted for by the equity method			377		377
Reversal of land revaluation excess			68		68
Transfer from retained earnings to capital surplus		195,345	(195,345)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	1,501	(83,909)	419,870	(15,872)	321,589

Balance at the end of the fiscal year	¥2,344,038	¥610,143	¥7,843,470	¥(167,671)	¥10,629,980

Year ended March 31, 2024	Millions of yen
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,373,521	¥(13,293)	¥35,005	¥843,614	¥133,226	¥2,372,074
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	1,033,362	(51,780)	(68)	519,032	157,508	1,658,054

Net changes in the fiscal year	1,033,362	(51,780)	(68)	519,032	157,508	1,658,054

Balance at the end of the fiscal year	¥2,406,883	¥(65,073)	¥34,936	¥1,362,647	¥290,735	¥4,030,129

Year ended March 31, 2024	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥1,145	¥109,495	¥ 12,791,106
Changes in the fiscal year
Issuance of new stock			3,001
Cash dividends			(348,177)
Profit attributable to owners of parent			962,946
Purchase of treasury stock			(211,434)
Disposal of treasury stock			216
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(85,409)
Increase due to decrease in affiliates accounted for by the equity method			377
Reversal of land revaluation excess			68
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(213)	29,430	1,687,271

Net changes in the fiscal year	(213)	29,430	2,008,861

Balance at the end of the fiscal year	¥931	¥138,925	¥ 14,799,967

(Continued)

Year ended March 31, 2025	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥ 2,344,038	¥ 610,143	¥ 7,843,470	¥ (167,671)	¥ 10,629,980
Cumulative effects of changes in accounting policies			59,330		59,330
Restated balance	2,344,038	610,143	7,902,800	(167,671)	10,689,311
Changes in the fiscal year
Issuance of new stock	1,922	1,922			3,844
Cash dividends			(412,240)		(412,240)
Profit attributable to owners of parent			1,177,996		1,177,996
Purchase of treasury stock				(251,629)	(251,629)
Disposal of treasury stock		(430)		612	181
Cancellation of treasury stock		(380,176)		380,176	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(642)			(642)
Increase due to decrease in subsidiaries			133		133
Reversal of land revaluation excess			2,087		2,087
Transfer from retained earnings to capital surplus		380,607	(380,607)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	1,922	1,279	387,369	129,159	519,730

Balance at the end of the fiscal year	¥ 2,345,960	¥ 611,423	¥ 8,290,170	¥ (38,512)	¥ 11,209,042

Year ended March 31, 2025	Millions of yen
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥ 2,406,883	¥ (65,073)	¥ 34,936	¥ 1,362,647	¥ 290,735	¥ 4,030,129
Cumulative effects of changes in accounting policies	(59,330)					(59,330)
Restated balance	2,347,553	(65,073)	34,936	1,362,647	290,735	3,970,798
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	(416,718)	(103,531)	(2,087)	49,179	(3,247)	(476,405)

Net changes in the fiscal year	(416,718)	(103,531)	(2,087)	49,179	(3,247)	(476,405)

Balance at the end of the fiscal year	¥ 1,930,834	¥ (168,604)	¥ 32,849	¥ 1,411,827	¥ 287,487	¥ 3,494,393

Year ended March 31, 2025	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥ 931	¥ 138,925	¥ 14,799,967
Cumulative effects of changes in accounting policies			—
Restated balance	931	138,925	14,799,967
Changes in the fiscal year
Issuance of new stock			3,844
Cash dividends			(412,240)
Profit attributable to owners of parent			1,177,996
Purchase of treasury stock			(251,629)
Disposal of treasury stock			181
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(642)
Increase due to decrease in subsidiaries			133
Reversal of land revaluation excess			2,087
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(164)	(1,619)	(478,188)

Net changes in the fiscal year	(164)	(1,619)	41,541

Balance at the end of the fiscal year	¥ 767	¥ 137,306	¥ 14,841,509

(Continued)

Year ended March 31, 2025	Millions of U.S. dollars
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	$15,676	$4,080	$52,454	$(1,121)	$71,089
Cumulative effects of changes in accounting policies			397		397
Restated balance	15,676	4,080	52,851	(1,121)	71,486
Changes in the fiscal year
Issuance of new stock	13	13			26
Cash dividends			(2,757)		(2,757)
Profit attributable to owners of parent			7,878		7,878
Purchase of treasury stock				(1,683)	(1,683)
Disposal of treasury stock		(3)		4	1
Cancellation of treasury stock		(2,542)		2,542	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(4)			(4)
Increase due to decrease in subsidiaries			1		1
Reversal of land revaluation excess			14		14
Transfer from retained earnings to capital surplus		2,545	(2,545)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	13	9	2,591	864	3,476

Balance at the end of the fiscal year	$15,689	$4,089	$55,442	$(258)	$74,962

Year ended March 31, 2025	Millions of U.S. dollars
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	$16,096	$(435)	$234	$9,113	$1,944	$26,952
Cumulative effects of changes in accounting policies	(397)					(397)
Restated balance	15,700	(435)	234	9,113	1,944	26,555
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	(2,787)	(692)	(14)	329	(22)	(3,186)

Net changes in the fiscal year	(2,787)	(692)	(14)	329	(22)	(3,186)

Balance at the end of the fiscal year	$12,913	$(1,128)	$220	$9,442	$1,923	$23,369

Year ended March 31, 2025	Millions of U.S. dollars
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	$6	$929	$ 98,977
Cumulative effects of changes in accounting policies			—
Restated balance	6	929	98,977
Changes in the fiscal year
Issuance of new stock			26
Cash dividends			(2,757)
Profit attributable to owners of parent			7,878
Purchase of treasury stock			(1,683)
Disposal of treasury stock			1
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(4)
Increase due to decrease in subsidiaries			1
Reversal of land revaluation excess			14
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(1)	(11)	(3,198)

Net changes in the fiscal year	(1)	(11)	278

Balance at the end of the fiscal year	$5	$918	$ 99,254

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended March 31	Millions of yen		Millions of U.S. dollars
	2024	2025	2025
Cash flows from operating activities:
Income before income taxes	¥1,342,349	¥1,699,943	$11,369
Depreciation	253,827	247,868	1,658
Losses on impairment of fixed assets	13,696	7,052	47
Amortization of goodwill	39,242	32,912	220
Losses related to sale of freight car leasing business	108,191	—	—
Net (gains) losses on step acquisitions	(7,080)	—	—
Equity in net (gains) losses of affiliates	(71,986)	5,504	37
Net change in reserve for possible loan losses	56,236	111,300	744
Net change in reserve for employee bonuses	15,231	14,321	96
Net change in reserve for executive bonuses	1,095	1,038	7
Net change in net defined benefit asset and liability	(206,752)	(76,526)	(512)
Net change in reserve for executive retirement benefits	46	(172)	(1)
Net change in reserve for point service program	6,962	(2,966)	(20)
Net change in reserve for reimbursement of deposits	(1,616)	(3,655)	(24)
Net change in reserve for losses on interest repayment	(6,431)	120,180	804
Interest income	(6,213,520)	(6,928,577)	(46,336)
Interest expenses	4,332,866	4,590,358	30,699
Net (gains) losses on securities	(157,931)	(460,489)	(3,080)
Net (gains) losses from money held in trust	(199)	88	1
Net exchange (gains) losses	(1,023,303)	825	6
Net (gains) losses from disposal of fixed assets	8,240	11,753	79
Net change in trading assets	(3,105,997)	(595,017)	(3,979)
Net change in trading liabilities	2,176,068	(299,132)	(2,000)
Net change in loans and bills discounted	(7,816,963)	(4,223,203)	(28,243)
Net change in deposits	4,874,227	6,752,524	45,158
Net change in negotiable certificates of deposit	1,614,779	2,506,958	16,766
Net change in borrowed money (excluding subordinated borrowings)	824,962	(3,315,758)	(22,175)
Net change in deposits with banks	(418,953)	2,299,127	15,376
Net change in call loans and bills bought and others	(2,223,456)	(6,829,158)	(45,671)
Net change in receivables under securities borrowing transactions	(1,222,928)	1,005,991	6,728
Net change in call money and bills sold and others	3,141,184	7,138,387	47,739
Net change in commercial paper	(56,179)	216,445	1,448
Net change in payables under securities lending transactions	215,664	441,046	2,950
Net change in foreign exchanges (assets)	(107,623)	(646,936)	(4,326)
Net change in foreign exchanges (liabilities)	1,402,696	(1,100,136)	(7,357)
Net change in lease receivables and investment assets	48,280	(16,993)	(114)
Net change in short-term bonds (liabilities)	439,000	(134,800)	(901)
Issuance and redemption of bonds (excluding subordinated bonds)	151,155	121,915	815
Net change in due to trust account	(525,794)	(204,537)	(1,368)
Interest received	6,109,785	6,964,670	46,577
Interest paid	(4,176,630)	(4,588,453)	(30,686)
Other, net	1,013,486	478,347	3,199

Subtotal	845,931	5,342,048	35,726

Income taxes paid	(203,069)	(493,583)	(3,301)

Net cash provided by (used in) operating activities	642,862	4,848,464	32,425

(Continued)

Year ended March 31	Millions of yen				Millions of U.S. dollars
	2024		2025		2025
Cash flows from investing activities:
Purchases of securities		¥ (36,598,269)		¥ (48,625,007)	$ (325,186)
Proceeds from sale of securities		14,138,643		18,204,027	121,742
Proceeds from redemption of securities		21,888,554		26,275,651	175,722
Purchases of money held in trust		(10,595)		(8,611)	(58)
Proceeds from sale of money held in trust		0		1	0
Purchases of tangible fixed assets		(141,688)		(110,930)	(742)
Proceeds from sale of tangible fixed assets		2,387		7,005	47
Purchases of intangible fixed assets		(250,193)		(256,035)	(1,712)
Purchases of stocks of subsidiaries resulting in change in scope of consolidation		(19,782)		(315)	(2)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation	*2	72,040		1,272	9

Net cash provided by (used in) investing activities		(918,904)		(4,512,943)	(30,181)

Cash flows from financing activities:
Proceeds from subordinated borrowings		10,000		33,000	221
Repayment of subordinated borrowings		(30,000)		(33,000)	(221)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights		971,660		626,442	4,189
Redemption of subordinated bonds and bonds with stock acquisition rights		—		(437,067)	(2,923)
Dividends paid		(348,010)		(412,120)	(2,756)
Dividends paid to non-controlling stockholders		(9,004)		(5,956)	(40)
Purchases of treasury stock		(211,434)		(251,629)	(1,683)
Proceeds from disposal of treasury stock		216		181	1
Proceeds from sale of stocks of subsidiaries		4		0	0
Purchase of stocks of subsidiaries not resulting in change in scope of consolidation		(102,737)		—	—
Net cash provided by (used in) financing activities		280,693		(480,149)	(3,211)

Effect of exchange rate changes on cash and cash equivalents		511,430		(48,027)	(321)

Net change in cash and cash equivalents		516,081		(192,656)	(1,288)

Cash and cash equivalents at the beginning of the fiscal year		65,864,248		66,380,330	443,927

Cash and cash equivalents at the end of the fiscal year	*1	¥ 66,380,330	*1	¥ 66,187,674	$ 442,638

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the annual securities report filed under the Financial Instrument and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of the non-consolidated financial statements and U.S. dollar figures.

Amounts less than ¥1 million have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2025 which was ¥149.53 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Significant Accounting Policies for Preparing Consolidated Financial Statements)

1. Scope of consolidation

(1)	Consolidated subsidiaries

The number of consolidated subsidiaries at March 31, 2025 was 172.

Principal companies:	Sumitomo Mitsui Banking Corporation (“SMBC”)
SMBC Trust Bank Ltd.
SMBC Nikko Securities Inc.
Sumitomo Mitsui Card Company, Limited
SMBC Consumer Finance Co., Ltd.
JRI Holdings, Limited
The Japan Research Institute, Limited
Sumitomo Mitsui DS Asset Management Company, Limited
SMBC Bank International plc
SMBC Bank EU AG
Sumitomo Mitsui Banking Corporation (China) Limited
PT Bank SMBC Indonesia Tbk
SMBC Americas Holdings, Inc.
SMBC Guarantee Co., Ltd.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2025 were as follows:

JRI Holdings, Limited and 6 other companies were newly included in the scope of consolidation due to new establishment and other reasons.

SMBC Finance Service Co., Ltd. was excluded from the scope of consolidation because of the merger, Polarify, Inc. and 8 other companies were excluded from the scope of consolidation as they ceased to be subsidiaries due to the sale and other reasons.

PT Bank BTPN Tbk changed its name to PT Bank SMBC Indonesia Tbk.

(2)	Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

6 of the unconsolidated subsidiaries were investment partnerships, and neither their assets nor profit/loss were substantially attributable to the said subsidiaries, and thus were excluded from the scope of consolidation pursuant to Article 5, Paragraph 1, Item 2 of the Ordinance on the Terminology, Forms, and Preparation Methods of Consolidated Financial Statements.

Other unconsolidated subsidiaries were excluded from the scope of consolidation because their total amounts of total assets, ordinary income, net income and retained earnings were immaterial respectively, as such, they did not hinder a rational judgment of the financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of consolidation.

(3)	Entities not regarded as subsidiaries even though the Company owns the majority of voting rights in its own account:

Tamago & Company Inc.

UDI Building Confirmations and Inspections. Inc.

Fustnot Inc.

Aqua Clara, inc.

Aqua Clara Lemon Gas Holdings Co., Ltd.

(Reasons not regarded as subsidiaries)

The Company’s consolidated subsidiary conducting investment business owned the majority of their voting rights primarily to obtain capital gains through investments or restructuring of their business, without any intent to control.

2. Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method at March 31, 2025 was 5.

Principal company:	SBCS Co., Ltd.

(2)	Equity method affiliates

The number of affiliates accounted for by the equity method at March 31, 2025 was 239.

Principal companies:	Sumitomo Mitsui Finance and Leasing Company, Limited
Sumitomo Mitsui Auto Service Company, Limited

Changes in the equity method affiliates in the fiscal year ended March 31, 2025 were as follows:

Infcurion, Inc. and 16 other companies became equity method affiliates due to the acquisition of stocks and other reasons.

90 companies were excluded from the scope of equity method affiliates as they ceased to be equity method affiliates due to the liquidation and other reasons.

(3)	Unconsolidated subsidiaries not accounted for by the equity method

6 of the unconsolidated subsidiaries not accounted for by the equity method were investment partnerships, and neither their assets nor profit/loss were substantially attributable to the said subsidiaries, and thus were excluded from the scope of equity method pursuant to Article 10, Paragraph 1, Item 2 of the Ordinance on the Terminology, Forms, and Preparation Methods of Consolidated Financial Statements.

(4)	Affiliates not accounted for by the equity method

Principal company:	Park Square Capital / SMBC Loan Programme S. à r. l.

Affiliates not accounted for by the equity method were also excluded from the scope of equity method because their total amounts of net income and retained earnings were immaterial, and as such, they did not hinder a rational judgment of the Company’s financial position and results of operations when excluded from the scope of equity method.

3. The balance sheet dates of consolidated subsidiaries

(1)	The balance sheet dates of the consolidated subsidiaries at March 31, 2025 were as follows:

June 30	1
September 30	1
October 31	2
November 30	3
December 31	84
March 31	81

(2)

The subsidiary with a balance sheet date of June 30 is consolidated using financial statements as of December 31. The subsidiaries with balance sheet dates of October 31 are consolidated using financial statements as of January 31. The subsidiaries with balance sheet dates of September 30 and November 30 are consolidated using financial statements as of March 31. Certain subsidiaries with balance sheet dates of December 31 are consolidated using financial statements as of March 31. Other subsidiaries are consolidated using financial statements as of their respective balance sheet dates.

Appropriate adjustments are made to material transactions during the periods between their respective balance sheet dates and the consolidated closing dates.

4. Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis and recorded as “Trading income” and “Trading losses” on the consolidated statements of income.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The valuation differences of securities and monetary claims between the end of the fiscal year ended March 31, 2024 and the end of the fiscal year ended March 31, 2025 were also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the end of the fiscal year ended March 31, 2024 and the end of the fiscal year ended March 31, 2025 were also recorded in the above-mentioned accounts.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated on a group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(2)	Standards for recognition and measurement of securities

1)

Debt securities that are classified as held-to-maturity securities are carried at amortized cost (based on straight-line method) using the moving-average method. Investments in affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Other securities are carried at their period-end market prices (cost of securities sold is calculated using primarily the moving-average method). Stocks with no market prices are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets” except for the amount reflected on the gains or losses by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2), 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated on a group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(4)	Depreciation

1)	Tangible fixed assets (excluding lease assets)

Buildings owned by the Company and SMBC, which is a consolidated subsidiary of the Company, are depreciated using the straight-line method.

The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5-10 years).

3)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

SMBC, which is a consolidated subsidiary of the Company, applies Discounted Cash Flows (“DCF”) method for claims of large borrowers exceeding a certain amount, of which borrowers categories are bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers and whole or part of loans are classified as “Past due loans (3 months or more)” or “Restructured loans” requiring close monitoring, and whose cash flows from collection of principals and interest can be rationally estimated. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, they are recorded by estimating the amount of expected loss in the next one year or three years. The estimated amount of expected loss is calculated by using average ratio of loan-loss ratio or probability of default for certain periods in the past based on actual loan losses or default in the past one year or three years, and by making necessary adjustments including future estimations.

In addition, in light of the latest economic situation and risk factors, for potential losses for specific portfolios that are based on the future prospects with high probability, but cannot be reflected in actual loan losses in the past and in any individual borrower’s classification, a reserve is provided in the amount deemed necessary based on an overall assessment.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the credit review department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amounts written off for the fiscal years ended March 31, 2024, and 2025, were ¥250,841 million and ¥242,971 million, respectively.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to executives, in the amount of deemed accrued at the period-end based on the Company’s internal regulations.

(9)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “V Point” which is the Group-wide point service program, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(10)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(11)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment results.

(12)	Reserves under the special laws

The reserves under the special laws are reserves for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(13)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to attribute the expected benefit to the period by the end of the fiscal year.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(14)	Revenue recognition

1)	Revenue recognition

Revenue from contracts with customers is recognized by identifying the satisfaction of performance obligation of each of the transactions based on the actual transaction of the contractual coverage.

2)	Revenue recognition of major transactions

Regarding revenue from contracts with customers, the contractual coverage and timing of identifying the satisfaction of performance obligation of each item of fees and commissions are determined as follows.

Revenue for deposits and loans, mainly including the commission fees, etc. for account transfer and commissions for administration fees during the loan period of syndicated loans, is recognized when the transaction starts with the customer or over the period of the transaction of the related services.

Revenue for remittances and transfers, mainly including the fees for domestic and overseas remittances, is recognized when the related services are provided.

Revenue for securities-related business, mainly including trading commissions such as sales commissions of stocks and bonds, is recognized when the transaction starts with the customer.

Revenue for agency business, mainly including the accepted commissions between banks due to online alliances commission fees, etc. for proxy office management, is recognized when the transaction starts with the customer or over the period of the transaction of the related service.

Revenue for safe deposits, mainly including storage fees for safekeeping deposit and usage fees of safes and protective boxes, is recognized over the period of the transaction of the related service.

Revenue for credit card business, mainly including merchant fees, is recognized when the credit sales data arrives.

Revenue for investment trusts, mainly including the commissions for processing sales and records management of investment trusts, etc., is recognized when the transaction starts with the customer or over the period of the transaction of the related service.

(15)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC, which is a consolidated subsidiary of the Company, denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(16)	Lease transactions

1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(17)	Hedge accounting

1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Committee Practical Guideline No. 24, March 17, 2022) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Committee Practical Guideline No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Committee Practical Guidelines No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(18)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(19)	Scope of “Cash and cash equivalents” on consolidated statements of cash flows

For the purpose of presenting the consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(20)	Adoption of the group tax sharing system

The Company and certain consolidated domestic subsidiaries apply the group tax sharing system.

(Significant Accounting Estimates)

1. Reserve for possible loan losses

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2024 and 2025

	Millions of yen
Year ended March 31	2024	2025
Reserve for possible loan losses	¥817,578	¥925,931

(2)	Information on details of the significant accounting estimates for the identified item

Based on the assessment of all claims including loans and bills discounted conducted in accordance with the self-assessment procedures, and borrower category determined depending on their credit risk status, the following amounts are recorded as a reserve for possible loan losses.

- The estimated amount of expected loss calculated for each borrower category based on the average value of historical loan-loss ratio or probability of default over a certain past period is recorded as a reserve for loan losses

- As for claims classified as substandard or lower-level classifications whose cash flows from collection of principals and interest can rationally be estimated, the Discounted Cash Flows (“DCF”) method is applied for ones with large borrowers of those claims and the amount calculated by the DCF method is recorded as a reserve for loan losses

- As for expected loss based on the future prospects with high probability, but cannot be reflected in historical loan-losses and in any individual borrower category, the amount deemed necessary based on an overall assessment is recorded as a reserve for loan losses

Reserve for possible loan losses recorded by the method above involves the following uncertainties in the process of estimation, hence requiring high-level managerial judgment.

- Consideration for qualitative factors including forward-looking information in determining borrower category

- Reasonable estimation of future individual cash flows in the DCF method

- Determination of a method for estimating expected loss based on future prospect in consideration of the latest economic environment and risk factors, and of the targeted portfolio

These may be affected by changes in the economic environment, which have a potentially significant impact on the amount of reserve for possible loan losses for the next fiscal year.

(Note) For the estimation of the reserve for possible loan losses in consideration of tariff measures in the U.S., the impact of the current international situation involving Ukraine, the impact of the prolonged high interest rates overseas, and the changes in domestic business environment and other factors, refer to (Additional Information).

2.	Impairment loss for fixed assets

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2024 and 2025

	Millions of yen
Year ended March 31	2024	2025
Tangible fixed assets	¥1,006,883	¥1,006,556
Intangible fixed assets	976,706	1,017,322
Losses on impairment of fixed assets	13,696	7,052

(2)	Information on details of the significant accounting estimates for the identified item

(Grouping of assets)

As for land and buildings, etc., at SMBC, a consolidated subsidiary of the Company, a branch is the smallest unit of asset group, and intangible fixed assets and assets of Head Office, etc. which do not produce independent cash flows are treated as corporate assets. Corporate assets that are reasonably deemed to be used solely by each business unit are identified as each business unit’s corporate assets, and impairment assessments for these assets are conducted on a business unit basis together with other related fixed assets. As for other corporate assets, impairment is recognized on a company level.

(Identifying indication of impairment, and testing and calculating recognition of impairment loss)

Fixed assets that have an indication of impairment are tested for recognition of impairment loss, and if recognition is required, their book values are reduced to the recoverable amount and the reduced amount is recorded as impairment loss. Recoverable amount is either net realizable value, which is deducting expected disposal cost from fair value of the fixed asset, or value in use which is the present value of cash flows expected to derive from the continuous use and disposal of the fixed asset after use.

Future cash flows and the growth rate used for testing the recognition of impairment loss as well as for calculating value in use are determined based on the factors including the estimation or judgment by management and the market growth rate, etc. Discount rate used for calculating value in use is determined based on the market interest rate and other market conditions, and these may be affected by changes in economic and financial environment. Therefore, if modification is required, it may have a potentially significant impact on the amount of impairment loss for fixed assets for the next fiscal year.

3. Fair value of financial instruments

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2025

This is stated in (Notes to financial instruments).

(2)	Information on details of the significant accounting estimates for the identified item

This is stated in (Notes to financial instruments).

4. Reserve for losses on interest repayment

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2024 and 2025

	Millions of yen
Year ended March 31	2024	2025
Reserve for losses on interest repayment	¥121,947	¥242,127

(2)	Information on details of the significant accounting estimates for the identified item

Reserve for losses on interest repayment is recorded based on estimated amount of claim of repayment in preparing for future claims of interest repayment from the customers whose loans are offered at interest rates in excess of the ceiling prescribed under the Interest Rate Restriction Act.

Estimated amount of claim for such repayment is calculated based on certain assumptions using the historical data regarding the number and amount of claims from customers. The trend in future claims of repayment from customers has a potentially significant impact on the amount of reserve for losses on interest repayment for the next fiscal year.

5. Retirement benefits expenses and retirement benefit obligations

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2024 and 2025

	Millions of yen
Year ended March 31	2024	2025
Net defined benefit asset	¥913,791	¥987,288
Net defined benefit liability	37,263	33,890
Retirement benefit expenses included in general and administrative expenses	(8,728)	(26,369)

(2)	Information on details of the significant accounting estimates for the identified item

Retirement benefit expenses and retirement benefit obligations for the defined benefit plans for employees are recorded based on various assumptions including discount rate, employee turnover and future salary increase rate.

Discount rate is determined based on Japanese government bond yields, while the indicators such as employee turnover and future salary increase rate are determined based on historical data as well as the latest information on future outlook. Determining these key factors and metrics requires high-level managerial judgment, and if modifications are required, it may have significant impact on the amounts of retirement benefit expenses and retirement benefit obligations for the next fiscal year.

6. Deferred tax assets

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2024 and 2025

	Millions of yen
Year ended March 31	2024	2025
Deferred tax assets	¥71,427	¥71,261
Deferred tax liabilities	698,632	422,050

(2)	Information on details of the significant accounting estimates for the identified item

The amount of tax associated with temporary differences is recorded as deferred tax assets or deferred tax liabilities excluding the amount of tax that is not expected to be collected or paid in the future accounting periods. Deferred tax assets and deferred tax liabilities of the entire group tax sharing entities are offset and presented on a net basis.

While the recoverability of deferred tax assets is determined by reasonably estimating the scheduling of temporary differences and taxable income, in the event of changes to the scheduling of temporary differences, taxable income which is lower than initial estimation, or tax reform such as reduction of corporate income tax rate, there is a potentially significant impact on the amount of deferred tax assets for the next fiscal year.

(Changes in Accounting Policies)

Application of Accounting Standard for Current Income Taxes, etc.

The Company applied the “Accounting Standard for Current Income Taxes” (ASBJ Statement No.27, October 28, 2022), the “Accounting Standard for Presentation of Comprehensive Income” (ASBJ Statement No.25, October 28, 2022) and the “Implementation Guidance on Accounting Standard for Tax Effect Accounting” (ASBJ Guidance No.28, October 28, 2022) from the beginning of the fiscal year ended March 31, 2025.

As for the revision of accounting classification of current income taxes (taxation on Other comprehensive income) in accordance with the transitional treatment stipulated in the proviso of Paragraph 20-3 of the Accounting Standard for Current Income Taxes and the proviso of Paragraph 65-2, Item 2 of the Implementation Guidance on Accounting Standard for Tax Effect Accounting, the cumulative effects of the retroactive application of the new accounting policies prior to the beginning of the fiscal year ended March 31, 2025, were adjusted to “Retained earnings” at the beginning of the fiscal year ended March 31, 2025. Furthermore, the corresponding amounts were appropriately allocated among “Capital surplus”, “Valuation and translation adjustments” or “Total accumulated other comprehensive income,” and new accounting standards were applied from the beginning of the fiscal year ended March 31, 2025. As a result, “Retained earnings” increased by ¥59,330 million and “Net unrealized gains on other securities” decreased by ¥59,330 million at the beginning of the fiscal year ended March 31, 2025.

As for the revision to review the treatment of gains or losses on sales arising from the sale of subsidiaries’ stocks and others among consolidated companies in the consolidated financial statements, in cases where the gains or losses on sales are deferred for tax purposes, the Company applied the Implementation Guidance on Accounting Standard for Tax Effect Accounting from the beginning of the fiscal year ended March 31, 2025. There were no significant effects on the consolidated financial statements due to the application of the Implementation Guidance.

(Unapplied Accounting Standards and Others)

1. “Accounting Standard for Leases” (ASBJ Statement No.34, September 13, 2024) and “Implementation Guidance on Accounting Standard for Leases” (ASBJ Guidance No.33, September 13, 2024), etc.

(1)	Outline

The Accounting Standard and the Implementation Guidance were revised to enhance comparability with the provisions of international accounting standards, with the aim of treating all leases as a form of financial provision for the lessee and separately recognizing depreciation expenses related to right-of-use assets and interest expenses on lease liabilities.

(2)	Scheduled date of Application

The Company will apply the Accounting Standard and the Implementation Guidance from the beginning of the fiscal year commencing on April 1, 2027.

(3)	Effects of Application of the Accounting Standard and the Implementation Guidance

The effects of the application of the Accounting Standard and the Implementation Guidance are currently being assessed.

2. “Practical Guidelines on Accounting for Financial Instruments” (ASBJ Revised Transferred Guidance No.9, March 11, 2025)

(1)	Outline

The Practical Guidelines allow for the option to measure unlisted stocks and others at fair value, which are incorporated into the investment portion of the venture capital funds held by listed companies, etc. and recognize the share of unrealized gains or losses in “Net assets.”

(2)	Scheduled date of Application

The Company will apply the Practical Guidelines from the beginning of the fiscal year commencing on April 1, 2026.

(3)	Effects of Application of the Practical Guidelines

The effects of the application of the Practical Guidelines are currently being assessed.

(Additional information)

1. The estimates of reserve for possible loan losses in consideration of tariff measures in the U.S.

Considering concerns over the potential future deterioration in the credit status of companies that are susceptible to rapid changes in the environment arising from the high tariff measures imposed by the U.S. on its trading partners, the estimation of the reserve for possible loan losses associated with such an impact is reflected in the consolidated financial statements by the following method.

For potential losses expected to be incurred related to individual borrowers due to deteriorating business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.

In addition, for potential losses which cannot be reflected in any individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by the abovementioned factors from the perspectives of the country and industry, and estimating the impact of the tariff measures.

As a result, an additional reserve for possible loan losses at a total of ¥46,500 million was recorded for such portfolios.

2. The estimates of reserve for possible loan losses related to the impact of the current international situation involving Ukraine

Considering the uncertain business environment caused by the current international situation involving Ukraine, estimation of the reserve for possible loan losses associated with the Russia-related credits is reflected in the consolidated financial statements by the following method. The Russia-related credits are mainly related to corporate customers in Russia.

For losses expected to be incurred in connection with individual borrowers based on the impact of economic sanctions imposed by governments of each country and the countermeasures taken by the Russian government, etc., a reserve for possible loan losses is provided by reviewing, as necessary, borrower categories based on the most recent available information. In addition, a reserve for possible loan losses is recorded as a reserve for claims originated in specific overseas countries at an amount deemed necessary in consideration of the political and economic situation in Russia.

Furthermore, in light of the probability of delays in principal or interest payments and the easing of payment terms, etc. due to the prolonged impact of such economic sanctions and countermeasures, and the deterioration in the credit status of Russia including interest payments on Russian government bonds, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment.

Also, regarding certain funds, including collection of claims from customers in Russia, given the prolonged difficulty in collecting the funds through overseas remittances as a result of the Russian Presidential decree and instructions of the Central Bank of the Russian Federation, the impact of the countermeasure is estimated, and a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment.

As a result, a reserve for possible loan losses at a total of ¥105,334 million was recorded for the Russia-related credits.

3. The estimates of reserve for possible loan losses related to the impact of prolonged high interest rates overseas

Considering the continually increasing burden of interest payments on companies due to prolonged high interest rates overseas, the estimation of the reserve for possible loan losses associated with such an impact is reflected in the consolidated financial statements by the following method.

For potential losses expected to be incurred related to individual borrowers due to deteriorating business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.

In addition, for potential losses which cannot be reflected in any individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by the abovementioned factors from the perspectives of the forms of lending and industry, and estimating the impact of changes in the market conditions and the prolonged high interest rates.

As a result, an additional reserve for possible loan losses at a total of ¥35,000 million was recorded for such portfolios.

4. The estimates of reserve for possible loan losses in consideration of changes in domestic business environment and other factors

For certain portfolios, the estimation of the reserve for possible loan losses associated with impacts including changes in the domestic business environment such as continuously inflated raw material prices and an increase in labor cost, along with changes in the financial environment such as an increase in the policy interest rate, is reflected in the consolidated financial statements by the following method, considering concerns over the future deterioration in credit conditions.

For potential losses expected to be incurred related to individual borrowers due to deteriorating business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.

In addition, for potential losses which cannot be reflected in any individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by the abovementioned factors from the perspectives of the forms of lending and ability of debt repayment, and estimating the impact of changes in the market condition.

As a result, an additional reserve for possible loan losses at a total of ¥12,000 million was recorded for such portfolios.

(Notes to consolidated balance sheets)

*1	Stocks and investments in unconsolidated subsidiaries and affiliates

Stocks and investments in unconsolidated subsidiaries and affiliates at March 31, 2024 and 2025 were as follows:

	Millions of yen
March 31	2024	2025
Stocks	¥1,758,625	¥1,791,771
Investments	5,878	14,821

Stocks of jointly controlled entities were as follows:

	Millions of yen
March 31	2024	2025
Stocks of jointly controlled entities	¥535,855	¥574,338

*2	Unsecured loaned securities for which borrowers have the right to sell or pledge

The amounts of unsecured loaned securities for which borrowers have the right to sell or pledge at March 31, 2024 and 2025 were as follows:

	Millions of yen
March 31	2024	2025
Japanese government bonds and Japanese local government bonds in “Securities”	¥836,386	¥292,129
Trading securities in “Trading assets”	9,452	225

As for the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral with rights to sell or pledge without restrictions, those securities pledged, those securities lent and those securities held without being disposed at March 31, 2024 and 2025 were as follows:

	Millions of yen
March 31	2024	2025
Securities pledged	¥9,174,753	¥9,358,574
Securities lent	219,261	75,718
Securities held without being disposed	6,891,140	13,396,963

*3	Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions

Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions at March 31, 2024 and 2025 were as follows. The claims were items that were recorded under the following items on the consolidated balance sheet: bonds included in “Securities” (limited to bonds for which the redemption of principal and the payment of interest in whole or in part were guaranteed, and that were issued through private placements (under Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)), loans and bills discounted, foreign exchanges, accrued interest and suspense payments included in “Other assets,” and customers’ liabilities for acceptances and guarantees. If security lending listed in the notes was conducted, such securities (limited to those based on loan for a use agreement or lease agreement) were also included in the claims.

	Millions of yen
March 31	2024	2025
Bankrupt and quasi-bankrupt loans	¥160,186	¥75,234
Doubtful loans	562,626	454,767
Substandard loans	300,322	351,693
Past due loans (3 months or more)	58,365	60,843
Restructured loans	241,957	290,850

Subtotal	1,023,135	881,696

Normal loans	125,031,630	130,080,805

Total	¥126,054,765	¥130,962,501

Bankrupt and quasi-bankrupt loans are claims to borrowers who have fallen into bankruptcy due to reasons such as commencement of bankruptcy proceedings, commencement of reorganization proceedings, or petition for commencement of rehabilitation proceedings, and other similar claims.

Doubtful loans are claims to borrowers who have not yet become bankrupt but whose financial condition and business performance have deteriorated and it is highly probable that the loan principal cannot be recovered and interest cannot be received in accordance with the contract, excluding bankrupt and quasi-bankrupt loans.

Past due loans (3 months or more) are loans for which the payment of principal or interest has been delayed for three months or more from the day after the agreed-upon payment date, excluding bankrupt and quasi-bankrupt loans and doubtful loans.

Restructured loans are loans on which terms and conditions have been amended in favor of the borrower with the objective of assisting the borrower’s financial recovery, such as by reducing or exempting interest, postponing interest payment and principal repayment, and forgiving debts, excluding bankrupt and quasi-bankrupt loans, doubtful loans, and past due loans (3 months or more).

Normal loans are loans that do not fall under the classification of bankrupt and quasi-bankrupt loans, doubtful loans, past due loans (3 months or more), and restructured loans, and where the borrower has no financial or business performance problems.

The amounts of loans presented above were the amounts before deduction of reserve for possible loan losses.

*4	Bills discounted

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Committee Practical Guideline No. 24. SMBC and its banking subsidiaries have the right to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The total face value at March 31, 2024 and 2025 were as follows:

	Millions of yen
March 31	2024	2025
Bills discounted	¥847,887	¥870,770

*5	Assets pledged as collateral

Assets pledged as collateral at March 31, 2024 and 2025 were as follows:

March 31, 2024	Millions of yen	March 31, 2025	Millions of yen
Assets pledged as collateral:		Assets pledged as collateral:
Cash and due from banks	¥3,725	Cash and due from banks	¥3,790
Trading assets	1,751,730	Trading assets	1,891,203
Securities	13,317,016	Securities	13,009,593
Loans and bills discounted	12,297,548	Loans and bills discounted	10,728,100
Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:
Deposits	2,836	Payables under repurchase agreements	12,670,866
Payables under repurchase agreements	11,821,596	Payables under securities lending transactions	1,595,624
Payables under securities lending transactions	908,165	Borrowed money	8,331,558
Borrowed money	11,980,954	Bonds	758,629
Bonds	792,677

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, and substitution for margins of futures transactions and certain other purposes at March 31, 2024 and 2025:

March 31, 2024	Millions of yen	March 31, 2025	Millions of yen
Cash and due from banks	¥17,253	Cash and due from banks	¥16,952
Trading assets	1,129,265	Trading assets	1,198,444
Securities	4,717,168	Securities	8,351,529
Loans and bills discounted	101,005	Loans and bills discounted	553,201

Other assets include collateral money deposited for financial instruments, surety deposits, margins of futures markets and other margins. The amounts for such assets were as follows:

March 31, 2024	Millions of yen	March 31, 2025	Millions of yen
Collateral money deposited for financial instruments	¥2,986,049	Collateral money deposited for financial instruments	¥1,925,437
Surety deposits	76,111	Surety deposits	80,006
Margins of futures markets	80,522	Margins of futures markets	56,775
Other margins	82,434	Other margins	100,799

*6	Commitment line contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amounts of unused commitments at March 31, 2024 and 2025 were as follows:

	Millions of yen
March 31	2024	2025
The amounts of unused commitments	¥88,318,177	¥91,090,878
The amounts of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time	56,229,104	56,556,826

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily affect actual future cash flow. Many of these commitments include clauses under which an application from customers can be rejected or contract amounts can be reduced in the event that economic conditions change, the necessity for securing claims, or other events occur. In addition, at the time of contract, collateral such as premises and securities are requested to be pledged. Also, after concluding the contracts, customer’s financial positions are monitored regularly based on internal procedures, and necessary measures such as revising contracts and securing claims are taken when such needs arise.

*7	Land revaluation excess

SMBC, a consolidated subsidiary of the Company, revaluated its own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

March 31, 1998 and March 31, 2002

Method of revaluation (stipulated in Article 3, Paragraph 3 of the Act)

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2, item 3, 4 or 5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

*8	Accumulated depreciation on tangible fixed assets

Accumulated depreciation on tangible fixed assets at March 31, 2024 and 2025 were as follows:

	Millions of yen
March 31	2024	2025
Accumulated depreciation	¥864,459	¥857,729

*9	Deferred gain on tangible fixed assets deductible for tax purposes

Deferred gain on tangible fixed assets deductible for tax purposes at March 31, 2024 and 2025 were as follows:

	Millions of yen
March 31	2024	2025
Deferred gain on tangible fixed assets deductible for tax purposes	¥54,868	¥50,549
[The consolidated fiscal year concerned]	[—]	[—]

*10	Subordinated borrowings

The balance of subordinated borrowings included in “Borrowed money” at March 31, 2024 and 2025 were as follows:

	Millions of yen
March 31	2024	2025
Subordinated borrowings	¥176,000	¥176,000

*11	Subordinated bonds

The balance of subordinated bonds included in “Bonds” at March 31, 2024 and 2025 were as follows:

	Millions of yen
March 31	2024	2025
Subordinated bonds	¥2,970,589	¥3,153,557

*12	Guaranteed amount to privately-placed bonds

The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2, Paragraph 3 of Financial Instruments and Exchange Act) in “Securities” at March 31, 2024 and 2025 were as follows:

	Millions of yen
March 31	2024	2025
Guaranteed amounts to privately-placed bonds	¥1,200,133	¥1,006,735

(Notes to consolidated statements of income)

*1	Other income

“Other” in “Other income” for the fiscal years ended March 31, 2024 and 2025 included the following:

Year ended March 31, 2024	Millions of yen	Year ended March 31, 2025	Millions of yen
Gains on sales of stocks and others	¥318,534	Gains on sales of stocks and others	¥558,553

*2	General and administrative expenses

“General and administrative expenses” for the fiscal years ended March 31, 2024 and 2025 included the following:

Year ended March 31, 2024	Millions of yen	Year ended March 31, 2025	Millions of yen
Salaries and related expenses	¥835,932	Salaries and related expenses	¥924,430

*3	Other expenses

“Other” in “Other expenses” for the fiscal years ended March 31, 2024 and 2025 included the following:

Year ended March 31, 2024	Millions of yen	Year ended March 31, 2025	Millions of yen
Write-off of loans	¥143,718	Write-off of loans	¥151,583
		Provision for reserve for losses on interest repayment	141,500

*4	Other extraordinary gains

“Other extraordinary gains” for the fiscal year ended March 31, 2024 was gains on step acquisitions.

*5	Other extraordinary losses

“Other extraordinary losses” for the fiscal year ended March 31, 2024 was losses related to sale of freight car leasing business.

*6	Losses on impairment of fixed assets

The differences between the recoverable amounts and the book value of the following assets were recognized as “Losses on impairment of fixed assets,” and included in “Extraordinary losses” for the fiscal years ended March 31, 2024 and 2025.

Year ended March 31, 2024			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (66 items)	Land and buildings, etc.	¥1,387
Kinki area	Idle assets (34 items)	Land and buildings, etc.	620
Other areas in Japan	Branches (5 items)	Land and buildings, etc.	35
	Idle assets (22 items)		350
Americas	Idle assets (1 item)	Buildings, etc.	1,674
—	—	Other intangible fixed assets, etc.	9,627

Year ended March 31, 2025			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (127 items)	Land and buildings, etc.	¥1,355
	Corporate assets (1 item)		7
Kinki area	Idle assets (36 items)	Land and buildings, etc.	518
Other areas in Japan	Branches (1 item)	Land and buildings, etc.	1
	Idle assets (806 items)		2,991
Europe	Idle assets (1 item)	Building	644
—	—	Software, etc.	1,534

As for land and buildings, etc., each branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Intangible fixed assets and assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which did not produce independent cash flows at headquarters were treated as corporate assets. Some subsidiaries such as SMBC, a consolidated subsidiary of the Company, utilized management accounting framework to identify corporate assets that were reasonably deemed to be used solely by each business unit as each business unit’s corporate assets, and conducted impairment assessments on a business unit basis together with other related fixed assets.

As for idle assets, the assets group for recognition and measurement of impairment loss was each individual property level. The carrying amounts of idle assets were reduced to their recoverable amounts, and the reduced amounts were included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there were indicators that the invested amounts might not be recoverable. The recoverable amount was calculated using net realizable value, which was basically determined by subtracting the expected disposal cost from the real estate appraisal value.

As for software and other intangible fixed assets, etc., asset group for recognition and measurement of impairment loss is mainly each consolidated subsidiary.

(Notes to consolidated statements of comprehensive income)

*1	Reclassification adjustments and tax effect of other comprehensive income

Year ended March 31	Millions of yen
	2024	2025
Net unrealized gains (losses) on other securities:
Amount arising during the fiscal year	¥1,710,427	¥18,574
Reclassification adjustments	(232,148)	(547,986)

Before adjustments to income taxes and tax effect	1,478,278	(529,411)
Income taxes and tax effect	(453,368)	108,966

Net unrealized gains (losses) on other securities	1,024,910	(420,445)

Net deferred gains (losses) on hedges:
Amount arising during the fiscal year	(384,176)	(571,765)
Reclassification adjustments	312,628	428,236

Before adjustments to income taxes and tax effect	(71,548)	(143,529)
Income taxes and tax effect	21,620	43,808

Net deferred gains (losses) on hedges	(49,928)	(99,721)

Foreign currency translation adjustments:
Amount arising during the fiscal year	504,065	(14,765)
Reclassification adjustments	(1,279)	(4,171)

Before adjustments to income taxes and tax effect	502,786	(18,937)
Income taxes and tax effect	—	—

Foreign currency translation adjustments	502,786	(18,937)

Remeasurements of defined benefit plans:
Amount arising during the fiscal year	245,993	34,898
Reclassification adjustments	(28,406)	(40,363)

Before adjustments to income taxes and tax effect	217,587	(5,464)
Income taxes and tax effect	(60,731)	2,644

Remeasurements of defined benefit plans	156,856	(2,819)

Share of other comprehensive income of equity method affiliates:
Amount arising during the fiscal year	34,227	73,638
Reclassification adjustments	(7,817)	(6,041)

Before adjustments to income taxes and tax effect	26,410	67,596
Income taxes and tax effect	—	—

Share of other comprehensive income of equity method affiliates	26,410	67,596

Total other comprehensive income	¥1,661,035	¥(474,327)

(Notes to consolidated statements of changes in net assets)

Fiscal year ended March 31, 2024

1. Type and number of shares issued and treasury stock

Year ended March 31, 2024	Number of shares
	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	Notes
Shares issued
Common stock	1,374,691,194	477,890	37,640,000	1,337,529,084	1,2

Total	1,374,691,194	477,890	37,640,000	1,337,529,084

Treasury stock
Common stock	30,070,650	31,228,597	37,711,381	23,587,866	3,4

Total	30,070,650	31,228,597	37,711,381	23,587,866

Notes:	1.	The increase of 477,890 shares in the total number of shares issued was due to issuance of new stocks as stock-based compensation.
	2.	The decrease of 37,640,000 shares in the total number of shares issued was due to cancellation of treasury stock.
	3.	The increase of 31,228,597 shares in the number of treasury common stock consisted of 75,597 shares for the purchase of fractional shares and gratis acquisition of restricted stocks under the Stock Compensation Plans and 31,153,000 shares for the acquisition of treasury stocks.
	4.	The decrease of 37,711,381 shares in the number of treasury common stock consisted of 71,381 shares for sales of fractional shares as well as exercise of stock options, and 37,640,000 shares for cancellation of treasury stocks.

2. Information on stock acquisition rights

Year ended March 31, 2024			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	At the end of the fiscal year	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥931

Total							¥931

3. Information on dividends

(1) Dividends paid in the fiscal year
Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date		Effective date
Ordinary General Meeting of Shareholders held on June 29, 2023	Common stock	¥168,077	¥125	March 31, 2023		June 30, 2023
Meeting of the Board of Directors held on November 14, 2023	Common stock	180,099	135	September 30, 2023		December 1, 2023

(2) Dividends to be paid in the next fiscal year
Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 27, 2024	Common stock	¥177,382	Retained earnings	¥135	March 31, 2024	June 28, 2024

Fiscal year ended March 31, 2025

1. Type and number of shares issued and treasury stock

Year ended March 31, 2025	Number of shares
	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	Notes
Shares issued
Common stock	1,337,529,084	2,616,696,274	69,779,900	3,884,445,458	1,2

Total	1,337,529,084	2,616,696,274	69,779,900	3,884,445,458

Treasury stock
Common stock	23,587,866	56,937,950	69,873,968	10,651,848	3,4,5

Total	23,587,866	56,937,950	69,873,968	10,651,848

Notes:	1.	The increase of 2,616,696,274 shares in the total number of shares issued comprises the increase of 341,902 shares due to the issuance of new stocks as stock-based compensation and the increase of 2,616,354,372 shares due to the stock split.
	2.	The decrease of 69,779,900 shares in the total number of shares issued was due to cancellation of treasury stock.
	3.	The increase of 56,937,950 shares in the number of treasury common stock comprises the increase of 26,150 shares due to the purchases of fractional shares, the increase of 149,000 shares due to the acquisition of the Company’s shares held by the stock grant trust for employees (“the Trust”), the increase of 49,647,900 shares due to the repurchase of treasury stocks, and the increase of 7,114,900 shares due to the stock split.
	4.	The decrease of 69,873,968 shares in the number of treasury common stock comprises the decrease of 93,968 shares due to the sales of fractional shares as well as exercise of stock options, the decrease of 100 shares due to the sales of the Company’s shares held by the Trust, and the decrease of 69,779,900 shares due to the cancellation of treasury stocks.
	5.	The number of treasury common stock at the end of the fiscal year of 10,651,848 shares included 446,700 shares of the Company held by the Trust.

2. Information on stock acquisition rights

Year ended March 31, 2025			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	At the end of the fiscal year	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥767

Total							¥767

3. Information on dividends

(1) Dividends paid in the fiscal year
Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date		Effective date
Ordinary General Meeting of Shareholders held on June 27, 2024	Common stock	¥177,382	¥135	March 31, 2024		June 28, 2024
Meeting of the Board of Directors held on November 14, 2024	Common stock	234,858	180	September 30, 2024		December 3, 2024

(2) Dividends to be paid in the next fiscal year

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 27, 2025 (Scheduled to be resolved)	Common stock	¥240,202	Retained earnings	¥62	March 31, 2025	June 30, 2025

(Notes to consolidated statements of cash flows)

*1	The reconciliation of balance of “Cash and cash equivalents” at the end of the fiscal year and the amounts of items stated on the consolidated balance sheets

	Millions of yen
Year ended March 31	2024	2025
Cash and due from banks	¥78,143,100	¥75,590,583

Interest earning deposits with banks (excluding the deposit with the Bank of Japan)	(11,762,770)	(9,402,908)

Cash and cash equivalents	¥66,380,330	¥66,187,674

*2	The major components of assets and liabilities of companies which were excluded from the scope of consolidation by sale of the shares

SMBC Americas Holdings, Inc., a consolidated subsidiary of the company, sold its entire interest in SMBC Rail Services LLC (“SMBC RS”) to ITE Management LP (“ITE”). As a result, SMBC RS was no longer a consolidated subsidiary and its main breakdown of assets and liabilities, as well as the relationship between the sale price of the interest and the income from the sale were as follows.

Year ended March 31, 2024	Millions of yen
Assets	¥464,501
Liabilities	(385,185)
Gains (losses) on sale of shares, etc.	4,568

Selling price of shares	83,884
Accounts receivable	(8,456)
Cash and cash equivalents included in disposed assets of SMBC RS	(3,387)

Income from sale of shares	¥72,040

(Notes to lease transactions)

1. Finance leases

(1)	Lessee side

1)	Lease assets

(a)	Tangible fixed assets

Tangible fixed assets mainly consisted of branches and equipment.

(b)	Intangible fixed assets

Intangible fixed assets were software.

2)	Depreciation method of lease assets

Depreciation method of lease assets is reported in “(Significant accounting policies for preparing consolidated financial statements) 4. Accounting policies (4) Depreciation.”

(2)	Lessor side

1)	Breakdown of lease investment assets

March 31	Millions of yen
	2024	2025
Lease receivables	¥260,831	¥292,143
Residual value	23,137	15,097
Unearned interest income	(76,323)	(76,041)

Total	¥207,645	¥231,199

2)	The scheduled collections of lease payments receivable related to lease investment assets were as follows:

March 31	Millions of yen
	2024	2025
Within 1 year	¥58,350	¥62,488
More than 1 year to 2 years	36,809	29,003
More than 2 years to 3 years	18,786	43,807
More than 3 years to 4 years	19,545	9,981
More than 4 years to 5 years	11,625	51,132
More than 5 years	115,714	95,729

Total	¥260,831	¥292,143

2. Operating leases

(1)	Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

March 31	Millions of yen
	2024	2025
Due within 1 year	¥37,086	¥37,326
Due after 1 year	184,207	162,464

Total	¥221,293	¥199,790

(2)	Lessor side

Future minimum lease payments on operating leases which were not cancelable were as follows:

March 31	Millions of yen
	2024	2025
Due within 1 year	¥201	¥206
Due after 1 year	874	688

Total	¥1,075	¥894

(Notes to financial instruments)

1. Status of financial instruments

(1)	Policies on financial instruments

The Group conducts banking and other financial services such as leasing, securities, consumer finance, system development and information processing. Its banking business includes deposit taking, lending, securities trading and investment, remittance and transfer, foreign exchange, bond subscription agent, trust business, and over-the-counter sales of securities investment trusts and insurance products.

These services entail holding of financial assets such as loans and bills discounted, bonds, and stocks. Meanwhile, the Group raises funds through deposit taking, borrowing, bond offering, etc. Furthermore, it undertakes derivative transactions to meet customers’ hedging needs to control market risk associated with deposit taking and lending (“ALM purposes”), and to make profit on short-term fluctuations in interest rates, foreign exchange rates, etc. (“Trading purposes”). At SMBC, the Company’s major consolidated subsidiary, derivative transactions for the ALM purposes are undertaken by the Treasury Department, the Global Investment Department, and the Portfolio Investment Department of the Treasury Unit, while derivative transactions for the Trading purposes are undertaken by the Trading Department of the Treasury Unit (derivative transactions for both ALM and Trading purposes are undertaken by the Treasury Department, Asia Pacific Division in Asia Pacific region, and the Treasury Department, East Asia Division in East Asia region).

(2)	Details of financial instruments and associated risks

1)	Financial assets

The main financial assets held by the Group include loans to foreign and domestic companies and domestic individuals, and securities such as bonds (government and corporate bonds) and stocks (foreign and domestic stocks), etc. Bonds such as government bonds are held for the ALM purposes, as well as the Trading and held-to-maturity purposes. Stocks are held mainly for strategic investment purposes. These assets expose the Group to credit risk, market risk and liquidity risk. Credit risk is the risk of loss arising from nonperformance of obligations by the borrower or issuer due to factors such as deterioration in the borrower’s/issuer’s financial conditions. Market risk is the risk stemming from fluctuations in interest rates, exchange rates, or share prices. Liquidity risk is the risk arising from difficulty executing transactions in desired quantities at appropriate prices due to low market liquidity. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

2)	Financial liabilities

Financial liabilities of the Group include borrowed money and bonds, etc. in addition to deposits. Deposits mainly comprise deposits of domestic and foreign companies and domestic individuals. Borrowed money and bonds include subordinated borrowings and subordinated bonds with special clauses specifying that the repayment order of borrowing or bond subordinates to other borrowings or bonds. Also, financial liabilities, like financial assets, expose the Group to not only market risk but also funding liquidity risk: the risk of the Group not being able to raise funds due to market turmoil, deterioration in the Group’s creditworthiness or other factors. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

3)	Derivative transactions

Derivatives handled by the Group include foreign exchange futures; futures, forwards, swaps and options related to interest rates, currencies, equities, bonds and commodities; and credit and weather derivatives.

Major risks associated with derivatives include market risk, liquidity risk, and credit risk arising from nonperformance of contractual obligations due to deterioration in the counterparty’s financial conditions. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

Hedge accounting is applied to derivative transactions executed for ALM purposes, as necessary. Hedging instruments, hedged items, hedging policy and hedging method to assess the effectiveness of the hedge are described in “(Significant Accounting Policies for Preparing Consolidated Financial Statements), 4. Accounting policies, (17) Hedge accounting.”

(3)	Risk management framework for financial instruments

The fundamental matters on risk management for the entire Group are set forth in “Policies on Comprehensive Risk Management.” The Company’s Management Committee establishes the basic risk management policy for the entire Group, based on the regulations, which is then approved by the Board of Directors. Each Group company has a risk management system based on the characteristics of its particular businesses and in accordance with the basic policy. Furthermore, the Group CRO is established to monitor, manage, and assess risk management across the Group unitarily and implement appropriate risk management. The Company is sharing information on group-wide risk management and strengthening related systems through the Group CRO Committee, which consists of the Group CRO and risk management representatives from strategically important group companies.

1)	Management of credit risk

All group companies follow the fundamental principles established by the Group to manage credit risk on a group-wide basis. Each Group company must comprehensively manage credit risk according to the nature of its business, and manage credit risk of individual loans and credit portfolios quantitatively and using consistent standards.

(a)	Credit risk management system

At the Group, the Group CRO formulates credit risk management policies each year based on the group-wide basic policies for risk management. Meanwhile, the Credit & Investment Planning Department is responsible for the comprehensive management of credit risk. This department drafts and administers credit risk regulations, including the Group credit policies, manages non-performing loans, and performs other aspects of credit portfolio management. The Company has also established the Credit Risk Committee to serve as a body for deliberating on matters related to group-wide credit portfolios.

At SMBC, the Company’s major consolidated subsidiary, the Credit & Investment Planning Department within the Risk Management Unit furnishes the credit risk management system and is thus responsible for the comprehensive management of credit risk. This department establishes, revises or abolishes credit policies, the internal rating system, credit authority regulations, credit application regulations, and manages non-performing loans and other aspects of credit portfolio management. The department also cooperates with the Corporate Risk Management Department and Risk Management Information Department in quantifying credit risk (risk capital and risk-weighted assets) and controls SMBC’s entire credit risk. Moreover, the Credit & Investment Planning Department works to stabilize SMBC’s overall credit portfolio through selling credit derivatives and loan claims.

The credit department in charge, in cooperation with branches, conducts credit risk assessment and manages credit portfolios within each credit department’s jurisdiction. The credit approval authority is determined based on the credit amount and internal grades, while credit departments focus on the analysis and management of customers and transactions with relatively high credit risk. The Credit Administration Department is mainly responsible for formulating and implementing measures to reduce the exposure of non-performing loans of borrowers classified as potentially bankrupt or lower. Through industrial and sector-specific surveys and studies of individual companies, the Corporate Research Department works to form an accurate idea of the condition of major borrower companies and identify those with potentially troubled credit positions at an early stage.

Moreover, the Credit Risk Committee, a cross-departmental consultative body, rounds out SMBC’s oversight system for undertaking flexible and efficient control of credit risks, and ensuring the overall soundness of SMBC’s loan operations.

In addition to these, the Internal Audit Unit, operating independently of the business units, audits asset quality, the accuracy of gradings and self-assessment, and the state of the credit risk management, and reports the results directly to the Management Committee and the Audit Committee.

(b)	Method of credit risk management

The Company properly manages the credit risk inherent in individual loans and the entire portfolio by assessing and quantifying the credit risk of each borrower/loan using the internal rating system. In addition to management of individual loans through credit screening and monitoring, it manages the credit portfolio as described below in order to secure and improve the credit portfolio’s soundness and medium-term profitability.

•	Appropriate risk-taking within capital

To take risks within the acceptable level of capital, the Company sets upper limits for overall risk capital, which is an indicator of the risk appetite reflecting soundness, based on the risk appetite and portfolio plan of each business unit and monitors credit risk capital as a breakdown of overall risk capital.

•	Controlling concentration of risk

Because concentration of credit risk in an industry or corporate group has the potential to impair the Company’s capital significantly, the Company implements measures to prevent excessive concentration of loan in a single industry and to control large exposure to individual borrowers by setting maximum loan amounts and conducting loan reviews thoroughly. To manage country risk, the Company also has credit limit guidelines based on each country’s creditworthiness.

•	Researching borrowers more rigorously and balancing risk and returns

The Group rigorously researches borrower companies’ actual conditions. The Group runs credit operations on the basic principle of earning returns that are commensurate with the credit risk involved, and makes every effort to reduce credit and capital costs as well as general and administrative expenses.

•	Preventing and reducing non-performing loans

On non-performing loans and potential non-performing loans, the Company carries out regular loan reviews to clarify handling policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers’ business situations, support business recoveries, collect on loans, and enhance loan security.

In regard to financial products, such as investments in certain funds, securitized products, and credit derivatives, that bear indirect risk arising from underlying assets such as bonds and loan obligations are considered to be exposed to both credit risk from the underlying assets as well as “market risk” and “liquidity risk” that arise from their trading as financial products. This is referred to as a marketable credit risk. For these types of products, the Company manages credit risk by analyzing and assessing the characteristics of the underlying assets, but, for the sake of complete risk management, the Company also applies the methods for management of market and liquidity risks. In addition, the Company has established guidelines based on the characteristics of these types of risks and appropriately manages the risk of losses.

In regard to credit risk of derivative transactions, the potential exposure based on the market price is regularly calculated and properly managed. When the counterparty is a financial institution with which the Company frequently conducts derivative transactions, measures such as a close-out netting provision, which provide offsetting credit exposures between two parties in a single net payment from one party to the other in case of bankruptcy or other default event, are implemented to reduce credit risk.

2)	Management of market and liquidity risks

The Company manages market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; and clearly separating front-office, middle-office, and back-office operations for a highly effective system of mutual checks and balances.

(a)	Market and liquidity risk management systems

In accordance with the basic risk management policy for the entire Group decided upon by the Management Committee, the Company determines important matters relating to the management of market and liquidity risks, such as basic policies and risk limits, in order to manage these risks. The ALM Committee meets four times a year, in principle, to report on the state of the market and liquidity risk management and to discuss ALM operation policies. The Corporate Risk Management Department and Risk Management Information Department, which are independent from the business units that directly handle market transactions, manage market and liquidity risks in an integrated manner. These departments not only monitor the current risk situations but also report regularly to the Management Committee and the Audit Committee. Furthermore, the ALM Committee at SMBC, the Company’s major consolidated subsidiary, meets on a monthly basis to examine reports on the state of observance of limits on market and liquidity risks and to discuss ALM operation policies.

In addition, the Internal Audit Department, which is independent of other departments, periodically performs comprehensive internal audits to verify that the risk management framework is properly functioning and reports the audit results to the Management Committee and the Audit Committee.

(b)	Market and liquidity risk management methodology

•	Market risk management

The Company manages market risk by setting maximum loss and VaR (value at risk: maximum potential loss that may be incurred to a specific financial instrument for a given probability) within the market risk capital limit, which is set taking into account stockholders’ equity and other factors in accordance with the business operating policies.

The Company uses the historical simulation method (a method for estimating the maximum loss by running simulations of changes in profit and loss on market fluctuations scenarios based on historical data) to measure VaR. Regarding banking activities (activities for generating profit through management of interest rates, terms, and other aspects such as loans and bonds in assets, deposits in liabilities) and trading activities (activities for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets), the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 day with a probability of 1% based on 4 years of historical observation. With regard to the holding of shares (such as listed shares) for the purpose of strategic investment, the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 year with a probability of 1% based on 10 years of historical observation.

Regarding risks associated with foreign exchange rates, interest rates, equity risk, option prices and other market risk factors, the Company manages such risks by setting a maximum limit on the indicator suited for each market risk factor such as BPV (basis point value: denotes the change in fair value of a financial instrument resulting from a 0.01 percentage-point change in the yield).

•	Quantitative information on market risks

As of March 31, 2025, the total VaR of SMBC and its major consolidated subsidiaries was ¥63.4 billion for the banking activities, ¥40.8 billion for the trading activities and ¥1,323.4 billion for the holding of shares (such as listed shares) for the purpose of strategic investment.

However, it should be noted that these figures are statistical figures that change according to changes in assumptions and calculation methods, and may not cover the risk of future market conditions fluctuating drastically compared to market fluctuations of the past.

•	Liquidity risk management

The Company manages liquidity risk based on the framework of “setting risk appetite measures” and “establishing contingency plans.” Risk appetite measures are quantitative benchmarks that select the types and indicate the levels of risk that the Company is willing to take on or tolerate. As an example, the Company sets a lower limit on the number of days over which cash flows could be maintained under the stress conditions such as deposit outflow, so as to secure funding sources that do not fall below the benchmark to avoid excessive reliance on short term funding. In addition, the Company develops contingency plans consisting of instructions, reporting lines and action plans in case of emergency.

Moreover, to manage the liquidity risk of marketable instruments, derivative transactions, etc., the Company has trading limits for each business office classified by currency, instrument, transaction period, etc. As for financial futures, etc., risks are managed by restricting positions to within a certain percentage of open interest in the entire market.

(4)	Supplementary explanations about matters concerning fair value of financial instruments

Fair values of financial instruments have been calculated based on certain assumptions and may differ if different assumptions are used.

2. Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the consolidated balance sheet, the fair value of financial instruments as well as the difference between them, and fair value by input level are as follows.

The amounts shown in the following tables do not include stocks with no market price, etc., and investments in partnerships (refer to Note 3).

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value measurement.

Level 1: Fair value determined based on the (unadjusted) quoted price in an active market for the same asset or liability

Level 2: Fair value determined based on directly or indirectly observable inputs other than Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

If multiple inputs with a significant impact are used for the fair value measurement of a financial instrument, the financial instrument is classified as the lowest priority level of fair value measurement in which each input belongs.

(1) Financial assets and liabilities at fair value on the consolidated balance sheets

	Millions of yen
	Consolidated balance sheet amount
March 31, 2024	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥148,431	¥419,099	¥567,531
Trading assets
Securities classified as trading purposes	5,357,173	1,108,487	20,637	6,486,298
Money held in trust	—	23,751	—	23,751
Securities
Other securities *1	21,346,595	13,081,892	12,976	34,441,465
Stocks	3,931,285	808	—	3,932,093
Japanese government bonds	7,547,376	—	—	7,547,376
Japanese local government bonds	1,008,686	44,645	—	1,053,332
Japanese short-term bonds	—	19,998	—	19,998
Japanese corporate bonds	—	2,127,843	11,833	2,139,676
Foreign stocks	1,218,749	140,146	—	1,358,895
Foreign bonds	7,037,027	9,798,045	1,143	16,836,216
Other	603,470	950,404	—	1,553,875

Total assets	¥26,703,769	¥14,362,563	¥452,714	¥41,519,046

Trading liabilities
Trading securities sold for short sales	¥4,632,372	¥288,942	¥—	¥4,921,315

Total liabilities	¥4,632,372	¥288,942	¥—	¥4,921,315

Derivative transactions *2, 3
Interest rate derivatives	¥(2,890)	¥(1,259,271)	¥3,026	¥(1,259,135)
Currency derivatives	10,939	(409,453)	14,756	(383,757)
Equity derivatives	(25,079)	(73,014)	7,043	(91,049)
Bond derivatives	652	(36)	—	615
Commodity derivatives	170	738	—	909
Credit derivative transactions	—	(8,996)	1,772	(7,223)

Total derivative transactions	¥(16,207)	¥(1,750,034)	¥26,599	¥(1,739,642)

*1	The amounts of investment trusts that fall under the classification of Other securities are included in “Other” in the table above.
*2

The amounts collectively represent the derivative transactions which are recorded as “Trading assets,” “Trading liabilities,” “Other assets,” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in round brackets.

*3	As for derivative transactions applying hedge accounting, ¥(2,124,792) million was recorded on the consolidated balance sheet.

These were interest rate swap and other derivative transactions designated as hedging instruments for stabilizing cash flows of loans and bills discounted, etc., that were hedged items. The Company mainly applied deferred hedge accounting for those derivative transactions.

	Millions of yen
	Consolidated balance sheet amount
March 31, 2025	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥114,591	¥381,139	¥495,731
Trading assets
Securities classified as trading purposes	4,801,509	1,295,209	43,952	6,140,671
Money held in trust	—	32,272	—	32,272
Securities
Other securities *1	23,919,223	14,017,061	6,276	37,942,561
Stocks	2,870,342	795	—	2,871,138
Japanese government bonds	11,180,546	—	—	11,180,546
Japanese local government bonds	787,139	35,435	—	822,574
Japanese corporate bonds	—	1,884,079	6,276	1,890,356
Foreign stocks	1,527,602	220,785	—	1,748,387
Foreign bonds	7,078,505	10,346,238	0	17,424,744
Other	475,086	1,529,726	—	2,004,813

Total assets	¥28,720,732	¥15,459,135	¥431,368	¥44,611,236

Trading liabilities
Trading securities sold for short sales	¥4,507,157	¥328,309	¥—	¥4,835,466

Total liabilities	¥4,507,157	¥328,309	¥—	¥4,835,466

Derivative transactions *2, 3
Interest rate derivatives	¥(12,073)	¥(221,335)	¥4,121	¥(229,287)
Currency derivatives	2,496	(314,414)	20,476	(291,440)
Equity derivatives	14,522	119,839	4,086	138,449
Bond derivatives	123	304	—	428
Commodity derivatives	10	1,136	—	1,147
Credit derivative transactions	—	(9,086)	3,203	(5,883)

Total derivative transactions	¥5,081	¥(423,556)	¥31,888	¥(386,585)

*1	The amounts of investment trusts that fall under the classification of Other securities are included in “Other” in the table above.
*2

The amounts collectively represent the derivative transactions which are recorded as “Trading assets,” “Trading liabilities,” “Other assets,” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in round brackets.

*3	As for derivative transactions applying hedge accounting, ¥(1,728,482) million was recorded on the consolidated balance sheet.

These were interest rate swap and other derivative transactions designated as hedging instruments for stabilizing cash flows of loans and bills discounted, etc., that were hedged items. The Company mainly applied deferred hedge accounting for those derivative transactions.

(2) Financial assets and liabilities which are not stated at fair value on the consolidated balance sheets

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges, Call money and bills sold, Payable under repurchase agreements, Payable under securities lending transactions, Commercial papers, Short-term bonds payable, and Due to trust account are not disclosed in the following tables since they are mostly short-term, and their fair values approximate their carrying amounts.

	Millions of yen
	Fair value				Consolidated balance sheet amount	Difference
March 31, 2024	Level 1	Level 2	Level 3	Total
Monetary claims bought*	¥—	¥—	¥5,603,840	¥5,603,840	¥5,531,310	¥72,530
Securities
Bonds classified as held-to-maturity	219,713	12,975	—	232,689	234,095	(1,405)
Loans and bills discounted					107,013,907
Reserve for possible loan losses*					(504,517)

	—	—	108,117,513	108,117,513	106,509,389	1,608,123

Lease receivables and investment assets*	—	—	201,626	201,626	206,846	(5,219)

Total assets	¥219,713	¥12,975	¥113,922,980	¥114,155,669	¥112,481,641	¥1,674,028

Deposits	¥—	¥164,841,513	¥—	¥164,841,513	¥164,839,357	¥2,155
Negotiable certificates of deposit	—	14,673,314	—	14,673,314	14,672,275	1,038
Borrowed money	—	14,615,436	20,424	14,635,861	14,705,266	(69,405)
Bonds	—	11,353,650	1,191,034	12,544,684	13,120,274	(575,590)

Total liabilities	¥—	¥205,483,914	¥1,211,458	¥206,695,373	¥207,337,174	¥(641,801)

*

General reserves and special reserves corresponding to loans were deducted. The reserves for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” were deducted directly from consolidated balance sheet amounts since they were immaterial.

	Millions of yen
	Fair value				Consolidated balance sheet amount	Difference
March 31, 2025	Level 1	Level 2	Level 3	Total
Monetary claims bought*	¥—	¥—	¥5,171,196	¥5,171,196	¥5,119,390	¥51,806
Securities
Bonds classified as held-to-maturity	255,558	12,681	—	268,240	274,414	(6,174)
Loans and bills discounted					111,136,239
Reserve for possible loan losses*					(521,037)

	—	—	112,493,608	112,493,608	110,615,201	1,878,406

Lease receivables and investment assets*	—	—	227,076	227,076	230,549	(3,473)

Total assets	¥255,558	¥12,681	¥117,891,881	¥118,160,121	¥116,239,556	¥1,920,565

Deposits	¥—	¥172,036,099	¥—	¥172,036,099	¥171,498,651	¥537,448
Negotiable certificates of deposit	—	17,262,189	—	17,262,189	17,175,391	86,798
Borrowed money	—	11,176,826	53,333	11,230,159	11,355,209	(125,049)
Bonds	—	11,342,431	1,863,908	13,206,339	13,352,392	(146,052)

Total liabilities	¥—	¥211,817,547	¥1,917,241	¥213,734,789	¥213,381,644	¥353,145

*

General reserves and special reserves corresponding to loans were deducted. The reserves for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” were deducted directly from consolidated balance sheet amounts since they were immaterial.

(Note 1) Description of the valuation techniques and inputs used to measure fair value

Assets

Monetary claims bought

The fair values of subordinated trust beneficiary interests related to securitized housing loans among monetary claims bought are determined by estimating future cash flows using the probability of default, loss given default and prepayment rate, and assessing the value by deducting the value of senior beneficial interests, etc. from the value of underlying housing loans. The fair values of other transactions are, in principle, based on methods similar to the methods applied to Loans and bills discounted.

These transactions are mainly classified into Level 3.

Trading assets

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market prices as of the end of the fiscal year ended March 31, 2025. The fair values of such bonds and other securities are mainly classified into Level 1 depending on the level of market activity. When fair value is determined based on either the prices quoted by the financial institutions, or future cash flows discounted using observable inputs such as interests, spreads, and others, they are classified into Level 2.

The fair values of monetary claims held for trading purposes are calculated based on the present values of estimated future cash flows. Those present values are discounted at the risk-free interest rate which takes into account credit risk, liquidity risk, etc. They are classified into Level 3.

Money held in trust

The fair values of money held in trust are, in principle, fair values of securities in trust property calculated by the same method for securities that the Company owns. They are classified into Level 2.

Securities

In principle, the fair values of stocks (including foreign stocks and listed investment trusts) are based on the market price as of the end of the fiscal year ended March 31, 2025. They are mainly classified into Level 1 depending on the level of market activity. The fair values of securities with market prices other than stocks are based on the market price as of the end of the fiscal year ended March 31, 2025. Japanese Government bonds, etc., are mainly classified into Level 1 and other bonds are classified into Level 2.

The fair values of privately-placed bonds with no market prices are based on the present value of estimated future cash flows, taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk-free interest rate with certain adjustments. However, the fair values of bonds, such as privately-placed bonds issued by bankrupt borrowers, effectively bankrupt borrowers, and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. The fair values of investment trusts with no market prices are based on the net asset value.

These transactions are mainly classified into Level 2.

Loans and bills discounted, and Lease receivables and investment assets

Of these transactions, considering the characteristics of these transactions, the fair values of overdrafts with no specified repayment dates are their book values as they are considered to approximate their fair values.

For short-term transactions, fair values are also their book values as they are considered to approximate their fair values.

The fair values of long-term transactions are, in principle, based on the present value of estimated future cash flows taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk-free interest rate with certain adjustments. At certain consolidated subsidiaries of the Company, the fair values are calculated based on the present values of estimated future cash flows, which are computed based on the contractual interest rate. Those present values are discounted by a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. The fair value is approximated by the amount derived from the claims’ consolidated balance sheet amounts after deducting the allowance for doubtful accounts; therefore, this price is considered as the fair values.

These transactions are mainly classified into Level 3.

Liabilities

Trading liabilities

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the fiscal year ended March 31, 2025. They are mainly classified into Level 1.

Deposits and Negotiable certificates of deposit

Out of these transactions, the fair values of demand deposits and deposits without maturity are their book values. The fair values of transactions with a short-term remaining maturity are also their book values, as their book values are regarded to approximate their fair values. The fair values of transactions with a long-term remaining maturity are, in principle, based on the present value of estimated future cash flows discounted by the interest rate assuming that the same type of deposit is newly accepted until the end of the remaining maturity.

These transactions are classified into Level 2.

Borrowed money and Bonds

The fair values of short-term transactions are their book values, as their book values are considered to approximate their fair values. For long-term transactions, their fair values are based on the present value of estimated future cash flows discounted using the refinancing rate applied to the same type of instruments for the remaining maturity.

For transactions with the price quoted by industry associations, etc., fair value is based on the amount calculated by using the published price data, yield data, etc.

These transactions are mainly classified into Level 2.

Derivative transactions

The fair values of listed derivatives are based on their closing prices. The fair values of over-the-counter derivative transactions are based on the present value of the future cash flows, option valuation models, etc., using inputs such as interest rate, foreign exchange rate, stock price, commodity price, etc.

Over-the-counter derivative transactions take into account the counterparty’s and the Company’s credit risks, and the liquidity risks of the unsecured lending funds. Listed derivative transactions are mainly classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if observable inputs are available or impact of unobservable inputs to the fair values is not significant. If the impact of unobservable inputs to the fair values is significant, they are classified into Level 3.

(Note 2)	Quantitative information about financial assets and liabilities measured and stated on the consolidated balance sheet at fair value and classified in Level 3

1)	Quantitative information on significant unobservable inputs

March 31, 2024	Valuation technique	Significant unobservable inputs	Range
Monetary claims bought	Discounted cash flow	Probability of default	0.1%	—	100.0%
		Loss given default	0.0%	—	51.2%
		Prepayment rate	2.0%	—	6.5%
Trading assets:	Option valuation model	Equity volatility	42.7%	—	45.6%
Securities:
Japanese corporate bonds	Discounted cash flow	Probability of default	7.6%	—	100.0%
		Loss given default	0.0%	—	40.0%
Foreign bonds	Discounted cash flow	Probability of default	100.0%
		Loss given default	28.9%	—	76.0%
Derivative transactions:
Interest rate derivatives	Option valuation model	Correlation between interest rates	31.3%	—	99.4%
		Correlation between interest rates and foreign exchange rates	10.6%	—	48.6%
Currency derivatives	Option valuation model	Correlation between interest rates	25.7%	—	99.4%
		Correlation between interest rates and foreign exchange rates	6.6%	—	48.8%
		Foreign exchange rate volatility	7.0%	—	12.7%
Equity derivatives	Option valuation model	Correlation between equities	42.2%	—	78.4%
		Correlation between foreign exchange rates and equities	(6.1)%	—	15.7%
		Equity volatility	16.6%	—	65.8%
Credit derivatives	Credit default model	Correlation between foreign exchange rates and CDS* spread	17.5%	—	30.0%

*	Credit Default Swap

March 31, 2025	Valuation technique	Significant unobservable inputs	Range
Monetary claims bought	Discounted cash flow	Probability of default	0.1%	—	100.0%
		Loss given default	0.0%	—	50.8%
		Prepayment rate	2.0%	—	6.5%
Trading assets:	Option valuation model	Equity volatility	93.4%
	Discounted cash flow	Discount margin	9.3%
Securities:
Japanese corporate bonds	Discounted cash flow	Probability of default	7.6%	—	100.0%
		Loss given default	0.0%	—	44.5%
Foreign bonds	Discounted cash flow	Probability of default	100.0%
		Loss given default	40.0%	—	71.2%
Derivative transactions:
Interest rate derivatives	Option valuation model	Correlation between interest rates	34.3%	—	99.5%
		Correlation between interest rates and foreign exchange rates	14.1%	—	52.4%
Currency derivatives	Option valuation model	Correlation between interest rates	29.5%	—	99.5%
		Correlation between interest rates and foreign exchange rates	7.0%	—	49.0%
		Foreign exchange rate volatility	11.4%	—	13.2%
Equity derivatives	Option valuation model	Correlation between equities	50.9%	—	70.0%
		Correlation between foreign exchange rates and equities	3.1%
		Equity volatility	17.9%	—	71.0%
Credit derivatives	Credit default model	Correlation between foreign exchange rates and CDS* spread	17.5%	—	30.0%

*	Credit Default Swap

2)	Reconciliation between the beginning and ending balance, and net unrealized gains (losses) recognized in the earnings of the period

March 31, 2024	Millions of yen
	Beginning balance	Earnings of the period*1	Other comprehensive income*2	Net amount of purchase, sale, issuance and settlement	Transfer to Level 3*3	Transfer from Level 3*4	Ending balance	Net unrealized gains (losses) on financial assets and liabilities held at consolidated balance sheet date among the amount recognized in the earnings of the period
Monetary claims bought	¥465,157	¥(10,355)	¥4,426	¥(40,129)	¥—	¥—	¥419,099	¥—
Trading assets	15,121	998	—	806	3,710	—	20,637	(76)
Securities
Other securities	25,725	1,054	(143)	(8,020)	1,165	(6,805)	12,976	254
Japanese corporate bonds	24,703	974	333	(8,539)	1,165	(6,805)	11,833	638
Foreign bonds	1,021	80	(476)	518	—	—	1,143	(384)
Derivative transactions
Interest rate	2,460	501	—	64	—	—	3,026	565
Currency	13,799	993	—	(35)	—	—	14,756	999
Equity	37,055	(25,762)	—	(4,249)	—	—	7,043	5,049
Bond	—	(2,137)	—	2,137	—	—	—	—
Credit derivative	3,683	(1,911)	—	—	—	—	1,772	(1,868)

Total	¥563,003	¥(36,617)	¥4,283	¥(49,427)	¥4,876	¥(6,805)	¥479,313	¥4,924

*1	The amounts shown in the table above are included in consolidated statements of income.
*2	The amounts shown in the table above are included in “Net unrealized gains (losses) on other securities” under “Other comprehensive income (losses).”
*3

Transfer from Level 2 to Level 3 due in part to an increase in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2024.

*4

Transfer from Level 3 to Level 2 due in part to a decrease in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2024.

	Millions of yen
March 31, 2025	Beginning balance	Earnings of the period*1	Other comprehensive income*2	Net amount of purchase, sale, issuance and settlement	Transfer to Level 3*3	Transfer from Level 3*4	Ending balance	Net unrealized gains (losses) on financial assets and liabilities held at consolidated balance sheet date among the amount recognized in the earnings of the period
Monetary claims bought	¥419,099	¥(11,844)	¥(17,564)	¥(8,550)	¥—	¥—	¥381,139	¥—
Trading assets	20,637	3,821	—	(27,256)	46,748	—	43,952	2,338
Securities
Other securities	12,976	92	504	(4,592)	960	(3,664)	6,276	59
Japanese corporate bonds	11,833	100	31	(2,984)	960	(3,664)	6,276	21
Foreign bonds	1,143	(8)	473	(1,608)	—	—	0	38
Derivative transactions
Interest rate	3,026	1,095	—	—	—	—	4,121	1,109
Currency	14,756	5,719	—	—	—	—	20,476	5,752
Equity	7,043	(1,781)	—	(1,175)	—	—	4,086	3,582
Bond	—	(1,549)	—	1,549	—	—	—	—
Credit derivative	1,772	1,430	—	—	—	—	3,203	1,447

Total	¥479,313	¥(3,014)	¥(17,059)	¥(40,025)	¥47,708	¥(3,664)	¥463,257	¥14,289

*1	The amounts shown in the table above are included in consolidated statements of income.
*2	The amounts shown in the table above are included in “Net unrealized gains (losses) on other securities” under “Other comprehensive income (losses).”
*3

Transfer from Level 2 to Level 3 due in part to an increase in the impact on the fair value of unobservable inputs for monetary claims and privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2025.

*4

Transfer from Level 3 to Level 2 due in part to a decrease in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2025.

3)	Description of the fair value valuation process

At the Group, the middle division establishes policies and procedures for the calculation of fair value, and the front division develops valuation models in accordance with such policies and procedures. The middle division verifies the reasonableness of the fair value valuation models, the inputs used, and the appropriateness of the classified fair value level of the calculated fair value.

Observable data is utilized as much as possible for the valuation model. If quoted prices obtained from third parties are used, those values are verified by comparison with results recalculated by the Group using the inputs for the valuation.

4)	Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default represents the likelihood that the default will occur, and is calculated based on actual defaults in the past. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in fair value.

Loss given default

Loss given default is the proportion of estimated losses in the event that a default occurs, relative to the total balance of bonds or loans and bills discounted, and is calculated based on actual defaults in the past. A significant increase (decrease) in loss given default would result in a significant decrease (increase) in fair value.

Prepayment rate

Prepayment rate is the proportion of the principal of securities that is expected to be paid before maturity in each period, and is calculated based on actual payment in the past. In general, a significant change in the prepayment rate would result in a significant decrease (increase) in fair value according to the contractual terms and conditions of financial instruments.

Volatility

Volatility is an indicator that represents the estimation of severity of change over a certain period in values of inputs and market values. Volatility is estimated based on actual results in the past, information derived from third parties and other analysis approach. Volatility is mainly used in valuation of derivatives that refer to potential changes of interest rate, foreign exchange rate, stock price, etc. In general, a significant increase (decrease) in volatility would result in a significant increase (decrease) in fair value.

Discount margin

Discount margin represents a spread used in discounting estimated future cash flows in the DCF method to reflect the uncertainty of the cash flows on fair value. In general, a significant increase (decrease) in the discount margin would result in a significant decrease (increase) in the fair value.

Correlation

Correlation is an indicator of the relationship between changes in variables such as interest rate, foreign exchange rate, Credit Default Swap (CDS) spread, and stock price. It is estimated based on actual past results and is mainly used in valuation techniques for complex derivatives, etc. In general, a significant change in correlation would result in a significant increase (decrease) in fair value according to the contractual terms and conditions of financial instruments.

(Note 3)

Consolidated balance sheet amounts of stocks with no market prices, etc. and investments in partnership, etc. are as follows. In accordance with Paragraph 5 of the “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No.19, March 31, 2020) and Paragraph 24-16 of “Guidance for Application of Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021), these amounts are not included in “Trading assets” and “Securities” stated on the tables disclosed in “Matters concerning fair value of financial instruments and breakdown by input level.”

March 31	Millions of yen
	2024	2025
Stocks with no market prices, etc.*1, 2	¥251,904	¥234,537
Investments in partnership, etc.*2	450,838	502,861

Total	¥702,743	¥737,399

*1	Unlisted stocks are included in stocks with no market prices, etc.
*2	Unlisted stocks and investments in partnerships totaling ¥25,019 million and ¥31,187 million were written off in the fiscal year ended March 31, 2024 and 2025, respectively.

(Note 4) Redemption schedule of monetary claims and securities with maturities

	Millions of yen
March 31, 2024	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Monetary claims bought*1	¥4,564,009	¥838,286	¥469,578	¥208,663
Securities	11,081,816	9,651,500	3,399,458	5,213,250
Bonds classified as held-to-maturity	—	211,913	22,300	—
Japanese government bonds	—	78,600	—	—
Japanese local government bonds	—	120,313	22,300	—
Japanese corporate bonds	—	13,000	—	—
Other	—	—	—	—
Other securities with maturity	11,081,816	9,439,587	3,377,158	5,213,250
Japanese government bonds	5,794,350	1,325,800	120,200	338,500
Japanese local government bonds	71,280	266,144	727,745	10,289
Japanese corporate bonds	175,681	1,083,055	508,929	392,039
Other	5,040,505	6,764,588	2,020,282	4,472,421
Loans and bills discounted*1, 2	28,370,239	48,872,013	14,340,855	7,270,408
Lease receivables and investment assets	44,969	68,345	39,619	31,574

Total	¥44,061,034	¥59,430,145	¥18,249,512	¥12,723,896

*1

The amounts shown in the table above do not include amounts for claims, such as claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers for which redemption is unlikely. The amounts for such claims are Monetary claims bought: ¥448 million, Loans and bills discounted: ¥514,364 million.

*2	Loans and bills discounted without the maturity dates are not included. Such amount is totaled to ¥7,942,066 million.

	Millions of yen
March 31, 2025	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Monetary claims bought*1	¥4,120,585	¥728,794	¥533,027	¥231,692
Securities	14,765,469	9,716,305	3,515,369	5,550,961
Bonds classified as held-to-maturity	—	274,531	—	—
Japanese government bonds	—	109,600	—	—
Japanese local government bonds	—	151,931	—	—
Japanese corporate bonds	—	13,000	—	—
Other	—	—	—	—
Other securities with maturity	14,765,469	9,441,774	3,515,369	5,550,961
Japanese government bonds	9,677,520	1,367,000	40,000	148,000
Japanese local government bonds	126,384	256,388	476,958	4,466
Japanese corporate bonds	263,730	890,056	416,093	369,101
Other	4,697,834	6,928,329	2,582,318	5,029,392
Loans and bills discounted*1, 2	28,648,935	50,963,792	15,083,735	6,660,002
Lease receivables and investment assets	53,760	106,270	27,640	28,430

Total	¥47,588,750	¥61,515,163	¥19,159,774	¥12,471,086

*1

The amounts shown in the table above do not include amounts for claims, such as claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers for which redemption is unlikely. The amounts for such claims are Monetary claims bought: ¥445 million, Loans and bills discounted: ¥270,173 million.

*2	Loans and bills discounted without the maturity dates are not included. Such amount is totaled to ¥8,836,144 million.

(Note 5) Repayment schedule of bonds, borrowed money and other interest-bearing debts

	Millions of yen
March 31, 2024	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits*	¥160,644,730	¥3,073,876	¥710,623	¥410,127
Negotiable certificates of deposit	14,034,606	593,317	44,352	—
Borrowed money	6,606,072	7,102,115	659,210	337,867
Bonds	1,572,414	6,164,318	2,866,968	2,515,164

Total	¥182,857,824	¥16,933,628	¥4,281,154	¥3,263,159

*	Demand deposits are included in “Within 1 year.” “Deposits” include current deposits.

	Millions of yen
March 31, 2025	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits*	¥166,825,089	¥3,616,914	¥646,502	¥410,144
Negotiable certificates of deposit	16,575,807	557,288	42,295	—
Borrowed money	4,753,680	5,485,260	766,699	349,568
Bonds	1,711,881	6,150,639	2,462,663	2,993,388

Total	¥189,866,459	¥15,810,102	¥3,918,161	¥3,753,101

*	Demand deposits are included in “Within 1 year.” “Deposits” include current deposits.

(Notes to securities)

The amounts shown in the following tables include trading securities and short-term bonds classified as “Trading assets,” negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheets.

1.	Securities classified as trading purposes

	Millions of yen
March 31	2024	2025
Valuation gains (losses) included in the earnings for the fiscal year	¥ 20,744	¥(84,832)

2.	Bonds classified as held-to-maturity

		Millions of yen
March 31, 2024		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥—	¥—	¥—
	Japanese local government bonds	17,000	17,027	27
	Japanese corporate bonds	7,985	8,000	14
	Other	—	—	—

	Subtotal	24,985	25,027	41

Bonds with unrealized losses:	Japanese government bonds	78,561	78,095	(466)
	Japanese local government bonds	125,557	124,591	(965)
	Japanese corporate bonds	4,991	4,975	(15)
	Other	—	—	—

	Subtotal	209,109	207,661	(1,447)

Total		¥234,095	¥232,689	¥(1,405)

		Millions of yen
March 31, 2025		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥—	¥—	¥—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	—	—	—

Bonds with unrealized losses:	Japanese government bonds	109,550	107,656	(1,893)
	Japanese local government bonds	151,882	147,902	(3,980)
	Japanese corporate bonds	12,981	12,681	(300)
	Other	—	—	—

	Subtotal	274,414	268,240	(6,174)

Total		¥274,414	¥268,240	¥(6,174)

3.	Other securities

		Millions of yen
March 31, 2024		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,914,439	¥1,072,500	¥2,841,938
	Bonds	896,018	887,753	8,264
	Japanese government bonds	19,772	19,697	74
	Japanese local government bonds	98	97	0
	Japanese corporate bonds	876,147	867,958	8,188
	Other	8,600,292	7,175,779	1,424,513

	Subtotal	13,410,750	9,136,033	4,274,716

Other securities with unrealized losses:	Stocks	17,654	22,575	(4,921)
	Bonds	9,864,365	9,972,771	(108,405)
	Japanese government bonds	7,527,604	7,582,503	(54,898)
	Japanese local government bonds	1,053,233	1,075,795	(22,561)
	Japanese corporate bonds	1,283,527	1,314,472	(30,944)
	Other	12,148,377	12,916,672	(768,294)

	Subtotal	22,030,397	22,912,018	(881,621)

Total		¥35,441,147	¥32,048,052	¥3,393,095

Note:	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2024 recognized in the earnings by applying fair value hedge accounting.

		Millions of yen
March 31, 2025		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥2,845,865	¥879,921	¥1,965,943
	Bonds	1,277,733	1,270,224	7,508
	Japanese government bonds	518,438	518,333	104
	Japanese local government bonds	10	10	0
	Japanese corporate bonds	759,284	751,881	7,403
	Other	11,237,738	9,665,072	1,572,666

	Subtotal	15,361,336	11,815,218	3,546,118

Other securities with unrealized losses:	Stocks	25,272	30,289	(5,016)
	Bonds	12,615,744	12,768,090	(152,345)
	Japanese government bonds	10,662,108	10,714,608	(52,500)
	Japanese local government bonds	822,564	864,374	(41,809)
	Japanese corporate bonds	1,131,071	1,189,107	(58,035)
	Other	11,047,661	11,630,394	(582,733)

	Subtotal	23,688,678	24,428,774	(740,095)

Total		¥39,050,015	¥36,243,992	¥2,806,023

Note:	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2025 recognized in the earnings by applying fair value hedge accounting.

4.	Held-to-maturity bonds sold during the fiscal year

Fiscal year ended March 31, 2024

There were no corresponding transactions.

Fiscal year ended March 31, 2025

There were no corresponding transactions.

5.	Other securities sold during the fiscal year

	Millions of yen
Year ended March 31, 2024	Sales amount	Gains on sales	Losses on sales
Stocks	¥434,810	¥285,699	¥(843)
Bonds	3,374,369	3,049	(13,703)
Japanese government bonds	3,230,548	2,937	(13,069)
Japanese local government bonds	64,364	46	(602)
Japanese corporate bonds	79,456	64	(31)
Other	10,519,142	69,291	(118,706)

Total	¥14,328,322	¥358,040	¥(133,253)

	Millions of yen
Year ended March 31, 2025	Sales amount	Gains on sales	Losses on sales
Stocks	¥692,036	¥495,495	¥(6,593)
Bonds	3,574,043	3,207	(43,602)
Japanese government bonds	3,145,713	2,804	(37,005)
Japanese local government bonds	184,260	20	(5,354)
Japanese corporate bonds	244,070	381	(1,243)
Other	14,063,284	121,559	(72,680)

Total	¥18,329,365	¥620,261	¥(122,876)

6.	Change of classification of securities

Fiscal year ended March 31, 2024

There were no significant corresponding transactions to be disclosed.

Fiscal year ended March 31, 2025

There were no significant corresponding transactions to be disclosed.

7.	Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding other securities whose consolidated balance sheet amounts are not measured at fair value) are considered as impaired if the fair value decreases materially below the acquisition cost, and such decline is not considered as recoverable. The fair value is recognized as the consolidated balance sheet amount, and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation losses for the fiscal years ended March 31, 2024 and 2025 were ¥42,081 million and ¥490 million, respectively. The rule for determining the “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.
Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.	Money held in trust classified as trading purposes

March 31, 2024	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Money held in trust classified as trading purposes	¥23,435	¥23,691	¥(255)

March 31, 2025	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Money held in trust classified as trading purposes	¥31,752	¥31,841	¥(88)

2.	Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2024

There were no corresponding transactions.

Fiscal year ended March 31, 2025

There were no corresponding transactions.

3.	Other money held in trust (other than trading purpose and held-to-maturity)

March 31, 2024	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥315	¥315	—

March 31, 2025	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥520	¥520	—

(Notes to net unrealized gains (losses) on other securities)

The breakdown of “Net unrealized gains (losses) on other securities” reported on the consolidated balance sheets is as shown below:

March 31, 2024	Millions of yen
Net unrealized gains (losses)	¥3,394,843
Other securities	3,394,843
Other money held in trust	—
(-) Deferred tax liabilities	897,124

Net unrealized gains (losses) on other securities (before following adjustments)	2,497,718

(-) Non-controlling interests	106,129
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	15,294

Net unrealized gains (losses) on other securities	¥2,406,883

Notes:	1.	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2024 recognized in the fiscal year’s earnings by applying fair value hedge accounting.
	2.	Net unrealized gains (losses) on other securities included foreign currency translation adjustments on foreign currency denominated securities whose fair value was not recognized as consolidated balance sheet amount.
	3.	Non-controlling interests included equity acquired from non-controlling stockholders.

March 31, 2025	Millions of yen
Net unrealized gains (losses)	¥2,806,103
Other securities	2,806,103
Other money held in trust	—
(-) Deferred tax liabilities	788,158

Net unrealized gains (losses) on other securities (before following adjustments)	2,017,944

(-) Non-controlling interests	106,208
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	19,098

Net unrealized gains (losses) on other securities	¥1,930,834

Notes:	1.	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2025 recognized in the fiscal year’s earnings by applying fair value hedge accounting.
	2.	Net unrealized gains (losses) on other securities included foreign currency translation adjustments on foreign currency denominated securities whose fair value was not recognized as consolidated balance sheet amount.
	3.	Non-controlling interests included equity acquired from non-controlling stockholders.

(Notes to derivative transactions)

1.	Derivative transactions to which the hedge accounting method was not applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value and valuation gains (losses) by type of derivative with respect to derivative transactions to which the hedge accounting method was not applied at the end of the fiscal year. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2024	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥27,479,909	¥2,725,575	¥(11,257)	¥(11,257)
Bought	90,500,749	11,401,366	(8,220)	(8,220)
Interest rate options:
Sold	14,605,366	9,230,524	(12,567)	(12,567)
Bought	129,381,651	18,977,920	28,131	28,131
Over-the-counter
Forward rate agreements:
Sold	15,319,988	1,046,426	(5,401)	(5,401)
Bought	17,090,481	1,709,543	4,686	4,686
Interest rate swaps:	1,034,094,662	824,325,850	(304,791)	(304,791)
Receivable fixed rate/payable floating rate	473,018,435	390,569,700	(17,837,708)	(17,837,708)
Receivable floating rate/payable fixed rate	489,376,093	382,465,029	17,490,891	17,490,891
Receivable floating rate/payable floating rate	70,936,022	50,666,320	18,098	18,098
Interest rate swaptions:
Sold	31,943,691	15,998,660	(457,739)	(457,739)
Bought	34,322,718	20,360,520	466,213	466,213
Caps:
Sold	80,299,234	31,117,843	(855,246)	(855,246)
Bought	19,902,028	12,521,601	199,100	199,100
Floors:
Sold	12,035,915	10,045,727	(20,061)	(20,061)
Bought	15,719,817	10,484,077	34,973	34,973
Other:
Sold	29,193,076	9,406,003	(351,730)	(351,730)
Bought	52,716,749	23,192,691	326,946	326,946

Total	/	/	¥(966,966)	¥(966,966)

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2025	Total	Over 1 year
Listed
Interest rate futures:
Sold	¥20,054,787	¥5,668,067	¥3,601	¥3,601
Bought	64,258,953	8,171,815	(817)	(817)
Interest rate options:
Sold	28,259,600	9,383,425	(22,822)	(22,822)
Bought	98,859,073	18,793,820	18,306	18,306
Over-the-counter
Forward rate agreements:
Sold	18,573,211	2,885,194	8,792	8,792
Bought	20,854,430	4,378,015	(10,606)	(10,606)
Interest rate swaps:	1,106,745,248	892,943,943	(142,634)	(142,634)
Receivable fixed rate/payable floating rate	517,358,862	428,428,773	(13,295,680)	(13,295,680)
Receivable floating rate/payable fixed rate	525,509,264	418,670,151	13,135,859	13,135,859
Receivable floating rate/payable floating rate	63,664,402	45,634,299	17,816	17,816
Interest rate swaptions:
Sold	43,332,176	20,495,871	(476,629)	(476,629)
Bought	43,261,768	23,203,209	513,056	513,056
Caps:
Sold	83,735,172	36,642,145	(351,055)	(351,055)
Bought	21,461,901	13,695,402	85,774	85,774
Floors:
Sold	14,423,781	10,625,453	(24,184)	(24,184)
Bought	15,951,494	11,931,012	39,046	39,046
Other:
Sold	19,342,043	6,878,649	(99,290)	(99,290)
Bought	44,619,256	24,100,186	191,611	191,611

Total	/	/	¥(267,849)	¥(267,849)

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

(2) Currency derivatives

March 31, 2024	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Currency futures:
Sold	¥—	¥—	¥—	¥—
Bought	11	—	(184)	(184)
Over-the-counter
Currency swaps	110,949,424	84,841,897	1,801,732	491,928
Currency swaptions:
Sold	2,490	2,490	0	0
Bought	1,643,049	1,643,049	682	682
Forward foreign exchange	119,437,667	14,762,603	(284,126)	(284,126)
Currency options:
Sold	4,716,184	1,969,676	(242,025)	(242,025)
Bought	4,379,385	1,458,129	172,785	172,785

Total	/	/	¥1,448,864	¥139,061

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

March 31, 2025	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Currency futures:
Sold	¥615	¥—	¥0	¥0
Bought	12,361	—	(93)	(93)
Over-the-counter
Currency swaps	123,868,425	96,131,685	1,492,251	365,159
Currency swaptions:
Sold	11,113	11,113	(34)	(34)
Bought	1,954,197	1,915,220	8,617	8,617
Forward foreign exchange	123,060,968	14,319,512	(332,756)	(332,756)
Currency options:
Sold	5,725,856	1,909,969	(223,837)	(223,837)
Bought	4,861,527	1,298,780	159,281	159,281

Total	/	/	¥1,103,428	¥(23,663)

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

(3) Equity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2024	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥1,453,373	¥9,154	¥(32,000)	¥(32,000)
Bought	609,010	—	14,824	14,824
Equity price index options:
Sold	327,700	22,572	(27,562)	(27,562)
Bought	340,222	15,802	19,920	19,920
Over-the-counter
Equity options:
Sold	97,178	100	(12,260)	(12,260)
Bought	136,517	1,806	17,702	17,702
Equity index forward contracts:
Sold	999	—	31	31
Bought	386,101	219,766	(73,279)	(73,279)
Equity price index swaps:
Receivable equity index/payable short-term floating rate	200	—	2	2
Receivable short-term floating rate/payable equity index	28,658	18,539	1,833	1,833
Other:
Sold	8,006	8,006	(261)	(261)
Bought	—	—	—	—

Total	/	/	¥(91,049)	¥(91,049)

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2025	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥1,313,450	¥—	¥26,166	¥26,166
Bought	557,302	—	(8,936)	(8,936)
Equity price index options:
Sold	187,731	20,450	(8,462)	(8,462)
Bought	144,495	19,800	5,406	5,406
Over-the-counter
Equity options:
Sold	80,698	201	(3,160)	(3,160)
Bought	119,125	4,695	7,466	7,466
Equity index forward contracts:
Sold	22,561	—	72	72
Bought	227,877	91	119,186	119,186
Equity price index swaps:
Receivable equity index/payable short-term floating rate	—	—	—	—
Receivable short-term floating rate/payable equity index	23,193	19,672	399	399
Other:
Sold	20,032	3,875	310	310
Bought	—	—	—	—

Total	/	/	¥138,449	¥138,449

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

(4) Bond derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2024	Total	Over 1 year
Listed
Bond futures:
Sold	¥1,310,492	¥—	¥221	¥221
Bought	1,522,524	—	401	401
Bond futures options:
Sold	—	—	—	—
Bought	3,382	—	29	29
Over-the-counter
Bond options:
Sold	57,690	—	(148)	(148)
Bought	57,690	—	111	111

Total	/	/	¥615	¥615

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2025	Total	Over 1 year
Listed
Bond futures:
Sold	¥2,624,295	¥67,031	¥(7,441)	¥(7,441)
Bought	2,766,606	43,202	7,534	7,534
Bond futures options:
Sold	15,356	—	(20)	(20)
Bought	11,962	—	51	51
Over-the-counter
Bond options:
Sold	124,165	—	(208)	(208)
Bought	124,165	—	513	513

Total	/	/	¥428	¥428

Note:	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.

(5) Commodity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2024	Total	Over 1 year
Listed
Commodity futures:
Sold	¥24,819	¥—	¥(1,660)	¥(1,660)
Bought	28,164	—	1,831	1,831
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	33,621	18,298	(4,677)	(4,677)
Receivable floating price/payable fixed price	28,517	14,681	5,516	5,516
Commodity options:
Sold	6,439	710	(159)	(159)
Bought	972	—	59	59

Total	/	/	¥909	¥909

Notes:	1.	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	Underlying assets of commodity derivatives were fuels and metals.

March 31, 2025	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Commodity futures:
Sold	¥42,257	¥—	¥429	¥429
Bought	43,214	—	(419)	(419)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	45,313	30,414	609	609
Receivable floating price/payable fixed price	39,294	24,838	520	520
Commodity options:
Sold	3,350	1,327	(6)	(6)
Bought	1,681	614	12	12

Total	/	/	¥1,147	¥1,147

Notes:	1.	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	Underlying assets of commodity derivatives were fuels and metals.

(6) Credit derivative transactions

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2024	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥1,448,888	¥1,077,579	¥20,767	¥20,767
Bought	2,053,109	1,699,059	(27,991)	(27,991)

Total	/	/	¥(7,223)	¥(7,223)

Notes:	1.	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	“Sold” represents transactions in which the credit risk was accepted; “Bought” represents transactions in which the credit risk was transferred.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2025	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥1,389,807	¥1,118,794	¥22,737	¥22,737
Bought	2,126,702	1,850,091	(28,620)	(28,620)

Total	/	/	¥(5,883)	¥(5,883)

Notes:	1.	The above transactions were valued at fair value, and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	“Sold” represents transactions in which the credit risk was accepted; “Bought” represents transactions in which the credit risk was transferred.

2.	Derivative transactions to which the hedge accounting method was applied

The following tables set forth the contract amount or the amount equivalent to the notional amount and fair value by type of derivative and hedge accounting method with respect to derivative transactions to which the hedge accounting method was applied at the end of the fiscal year. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

March 31, 2024	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest rate futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥10,698,217	¥8,099,438	¥1,200
	Bought		1,815,960	1,815,960	(177)
	Interest rate swaps:
	Receivable fixed rate/ payable floating rate		34,225,953	29,786,756	(856,112)
	Receivable floating rate/ payable fixed rate		20,182,698	18,952,713	566,945
	Receivable floating rate/ payable floating rate		143,850	139,332	803
	Interest rate swaptions:
	Sold		210,348	210,348	(35,273)
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted, deposits
	Receivable fixed rate/ payable floating rate		19,333	—	(17)
	Receivable floating rate/ payable fixed rate		730,575	608,426	30,463

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/ payable fixed rate		111,198	101,983	(Note 2)

	Total		/	/	¥(292,169)

Notes:	1.	The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 24.
2.

Interest rate swap amounts measured by the special treatment for interest rate swaps were treated with the borrowed money that was subject to the hedge. Therefore, such a fair value was included in the fair value of the relevant transaction subject to the hedge stated in the (Notes to financial instruments).

March 31, 2025			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest rate futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥5,999,652	¥5,986,074	¥(7,810)
	Bought		4,784,960	2,990,600	(2,631)
	Interest rate swaps:
	Receivable fixed rate/ payable floating rate		45,717,816	39,430,733	(761,940)
	Receivable floating rate/ payable fixed rate		24,175,237	23,069,348	451,079
	Receivable floating rate/ payable floating rate		517,660	92,660	5,004
	Interest rate swaptions:
	Sold		207,846	207,846	(34,925)
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted, deposits
	Receivable fixed rate/ payable floating rate		129,315	—	(153)
	Receivable floating rate/ payable fixed rate		786,671	656,700	17,764

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/ payable fixed rate		95,623	86,902	(Note 2)

	Total		/	/	¥(333,612)

Notes:	1.	The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 24.
2.

Interest rate swap amounts measured by the special treatment for interest rate swaps were treated with the borrowed money that was subject to the hedge. Therefore, such a fair value was included in the fair value of the relevant borrowed money stated in the (Notes to financial instruments).

(2) Currency derivatives

March 31, 2024	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥13,585,433	¥9,213,299	¥(1,865,246)
	Forward foreign exchange		3,737,113	4,087	26,863

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	74,681	50,544	5,759

	Total		/	/	¥(1,832,622)

Note: The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 25.

March 31, 2025	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥13,883,447	¥8,995,914	¥(1,374,153)
	Forward foreign exchange		4,884,443	545	(19,926)

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	38,046	33,389	(789)

	Total		/	/	¥(1,394,869)

Note: The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 25.

(Notes to employee retirement benefits)

1. Outline of employee retirement benefits

The Company’s consolidated subsidiaries have funded and unfunded contributory defined benefit pension plans and defined-contribution pension plans for benefit payments to their employees.

Funded contributory defined benefit pension plans mainly consist of contributory funded defined benefit pension plans and lump-sum severance indemnity plans which set up employee retirement benefit trusts.

Unfunded contributory defined benefit pension plans are lump-sum severance indemnity plans which do not use such a trust scheme.

Some consolidated subsidiaries adopt the simplified method in calculating the projected benefit obligation. Additional benefits may also be granted when employees retire.

2. Contributory defined benefit pension plan

(1)	Reconciliation of beginning and ending balances of projected benefit obligation

	Millions of yen
Year ended March 31	2024	2025
Beginning balance of projected benefit obligation	¥995,068	¥944,690
Service cost	27,004	25,662
Interest cost on projected benefit obligation	10,084	12,688
Unrecognized net actuarial gain or loss incurred	(34,801)	(70,526)
Payments of retirement benefits	(60,558)	(59,096)
Unrecognized prior service cost	(20)	-
Other	7,914	(1,212)

Ending balance of projected benefit obligation	¥944,690	¥852,205

(2) Reconciliation of beginning and ending balances of plan assets

	Millions of yen
Year ended March 31	2024	2025
Beginning balance of plan assets	¥1,664,273	¥1,821,219
Expected return on plan assets	42,798	49,395
Unrecognized net actuarial gain or loss incurred	210,893	(35,177)
Contributions by the employer	12,722	13,923
Payments of retirement benefits	(43,838)	(43,657)
Other	(65,628)	(101)

Ending balance of plan assets	¥1,821,219	¥1,805,602

(3)  Reconciliation of ending balances of projected benefit obligation and plan assets to net defined benefit asset and net defined benefit liability reported on the consolidated balance sheets

	Millions of yen
March 31	2024	2025
Funded projected benefit obligation	¥(916,292)	¥(828,149)
Plan assets	1,821,219	1,805,602

	904,927	977,452
Unfunded projected benefit obligation	(28,398)	(24,055)

Net amount of asset and liability reported on the consolidated balance sheet	¥876,528	¥953,397

	Millions of yen
March 31	2024	2025
Net defined benefit asset	¥913,791	¥987,288
Net defined benefit liability	(37,263)	(33,890)

Net amount of asset and liability reported on the consolidated balance sheet	¥876,528	¥953,397

(4)  Pension expenses

	Millions of yen
Year ended March 31	2024	2025
Service cost	¥27,004	¥25,662
Interest cost on projected benefit obligation	10,084	12,688
Expected return on plan assets	(42,798)	(49,395)
Amortization of unrecognized net actuarial gain or loss	(25,996)	(37,973)
Amortization of unrecognized prior service cost	(2,409)	(2,389)
Other (nonrecurring additional retirement allowance paid and other)	10,519	8,960

Pension expenses	¥(23,595)	¥(42,448)

Note:	Pension expenses of consolidated subsidiaries which adopt the simplified method are mainly included in “Service cost.”

(5)  Remeasurements of defined benefit plans

The breakdown of “Remeasurements of defined benefit plans” (before deducting Income taxes and tax effect) was as shown below:

	Millions of yen
Year ended March 31	2024	2025
Prior service cost	¥2,389	¥2,389
Net actuarial gain or loss	(219,977)	3,075

Total	¥(217,587)	¥5,464

(6)  Accumulated remeasurements of defined benefit plans

The breakdown of “Accumulated remeasurements of defined benefit plans” (before deducting Income taxes and tax effect) was as shown below:

	Millions of yen
March 31	2024	2025
Unrecognized prior service cost	¥(11,798)	¥(9,408)
Unrecognized net actuarial gain or loss	(397,974)	(394,898)

Total	¥(409,772)	¥(404,307)

(7)	Plan assets

1)	Major asset classes of plan assets

The proportion of major asset classes to the total plan assets was as follows:

March 31	2024	2025
Stocks	51.5%	45.9%
Bonds	12.6%	12.0%
General account of life insurance	2.3%	1.2%
Other	33.6%	40.9%

Total	100.0%	100.0%

Note:	The retirement benefit trusts set up for employee pension plans and lump-sum severance indemnity plans account for 33.1% and 32.4% of the total plan assets at March 31, 2024 and 2025, respectively.

2)	Method for setting the long-term expected rate of return on plan assets

The long-term expected rate of return on plan assets is determined based on the current and expected allocation of plan assets and the current and expected long-term rates of return on various asset classes of plan assets.

(8)	Actuarial assumptions

The principal assumptions used in determining benefit obligation and pension expenses were as follows:

1)	Discount rate

Year ended March 31, 2024	Percentages	Year ended March 31, 2025	Percentages
Domestic consolidated subsidiaries	0.4% to 1.2%	Domestic consolidated subsidiaries	0.5% to 1.9%
Overseas consolidated subsidiaries	2.0% to 7.3%	Overseas consolidated subsidiaries	2.0% to 6.7%

2)	Long-term expected rate of return on plan assets

Year ended March 31, 2024	Percentages	Year ended March 31, 2025	Percentages
Domestic consolidated subsidiaries	0.0% to 3.2%	Domestic consolidated subsidiaries	0.0% to 3.2%
Overseas consolidated subsidiaries	4.8% to 7.3%	Overseas consolidated subsidiaries	5.8% to 6.7%

3. Defined contribution plan

Fiscal year ended March 31, 2024

The amount required to be contributed by the consolidated subsidiaries was ¥14,866 million.

Fiscal year ended March 31, 2025

The amount required to be contributed by the consolidated subsidiaries was ¥16,079 million.

(Notes to stock options)

Outline of stock options and changes

1. The Company

(1)  Outline of stock options

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013

Title and number of grantees	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 69	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 71	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 71	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 3 Directors, corporate auditors and executive officers of SMBC 67

Number of stock options*1,2	Common shares 307,800	Common shares 804,600	Common shares 841,500	Common shares 347,100

Grant date	August 13, 2010	August 16, 2011	August 15, 2012	August 14, 2013

Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they
	are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.

Requisite service period	From June 29, 2010 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2011	From June 29, 2011 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2012	From June 28, 2012 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2013	From June 27, 2013 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2014

Exercise period	August 13, 2010 to August 12, 2040	August 16, 2011 to August 15, 2041	August 15, 2012 to August 14, 2042	August 14, 2013 to August 13, 2043
Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016

Title and number of grantees	Directors of the Company 10 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 67	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 4 Directors, corporate auditors and executive officers of SMBC 68	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 5 Directors, corporate auditors and executive officers of SMBC 73

Number of stock options*1,2	Common shares 365,700	Common shares 397,200	Common shares 603,600

Grant date	August 15, 2014	August 18, 2015	August 15, 2016

Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.

Requisite service period	From June 27, 2014 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2015	From June 26, 2015 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2016	From June 29, 2016 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2017

Exercise period	August 15, 2014 to August 14, 2044	August 18, 2015 to August 17, 2045	August 15, 2016 to August 14, 2046

*1	Number of stock options has been converted and stated as number of shares.
*2	On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. Number of shares took into account the stock split.

(2)   Stock options granted and changes

1)   Number of stock options

	Number of stock options
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013	July 30, 2014	July 31, 2015	July 26, 2016
Before vested
Previous fiscal year-end	4,200	4,200	2,100	17,700	23,400	33,900	132,000
Granted	—	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—	—
Vested	—	—	—	16,500	900	900	62,100
Outstanding	4,200	4,200	2,100	1,200	22,500	33,000	69,900
After vested
Previous fiscal year-end	76,800	272,400	299,100	70,200	57,000	32,700	44,700
Vested	—	—	—	16,500	900	900	62,100
Exercised	18,900	58,200	53,100	9,300	6,600	—	60,600
Forfeited	—	—	—	—	—	—	—
Exercisable	57,900	214,200	246,000	77,400	51,300	33,600	46,200

*1	Number of stock options has been converted and stated as number of shares.
*2	On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. Number of shares took into account the stock split.

2)   Price information

	Yen
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013	July 30, 2014	July 31, 2015	July 26, 2016
Exercise price	¥1	¥1	¥1	¥1	¥1	¥1	¥1
Average exercise price	3,244	3,505	2,982	3,151	3,133	—	2,963
Fair value at the grant date	738	624	681	1,386	1,220	1,635	937

*	On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. The stock price took into account the stock split.

(3)   Method of estimating the number of stock options vested

Only the actual number of forfeited stock options is reflected, in principle, because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

2.   SMBC Wevox, Inc., a consolidated subsidiary of the Company

(1)   Outline of stock options

Date of resolution	March 13, 2024
Title and number of grantees	Directors	2

Number of stock options*	Common shares	40

Grant date	March 13, 2024

Condition for vesting

1)  Upon exercising stock acquisition rights, the common shares of SMBC Wevox, Inc. shall be listed on the financial instruments exchanges in Japan, and the persons to whom stock acquisition rights are granted (hereinafter, “Grantee”) may exercise them in accordance with the following periods and allotment ratio.

(a)  From the listing date up to and including the corresponding day of three years later 50% of the stock acquisition rights subscribed for by the Grantee upon allocation.

(b)  After the following day of the above (a)
All of the stock acquisition rights subscribed for by the Grantee upon allocation.

2)  The Grantee is required to continuously hold the title of Director at SMBC Wevox, Inc. from the grant date of the stock acquisition rights until the time they are exercised. However, this is not the case if approved by the Board of Directors.

3)  If the common shares of SMBC Wevox, Inc. are delisted from the financial instruments exchanges in Japan after being listed, the Grantee will not be able to exercise their stock acquisition rights.

4)  If the Grantee dies, the heirs of the Grantee cannot exercise the stock acquisition rights. However, if approved by the Board of Directors, the heirs of the Grantee may exercise the stock acquisition rights.

5)  The Grantee may not exercise stock acquisition rights during any year (calendar year) within the exercise period if the total exercise amount of the stock acquisition rights exceeds 12 million yen per year (or the revised amount if amendments are made to the Special Taxation Measures Law).

6)  Other conditions shall be as stipulated in the stock acquisition rights allotment agreement concluded between SMBC Wevox, Inc. and the Grantee based on the resolution of the Board of Directors.

Requisite service period	Not specified

Exercise period	March 14, 2027 to March 13, 2034

*	Number of stock options has been converted and stated as number of shares.

(2)	Stock options granted and changes

1)   Number of stock options*

Number of stock options
Date of resolution	March 13, 2024
Before vested
Previous fiscal year-end	40
Granted	—
Forfeited	—
Vested	—
Outstanding	40
After vested
Previous fiscal year-end	—
Vested	—
Exercised	—
Forfeited	—
Exercisable	—

* Number of stock options has been converted and stated as number of shares.

2) Price information

Yen
Date of resolution	March 13, 2024
Exercise price	¥100,000
Average exercise price	—
Fair value at the grant date	—

(3)   Method of estimating fair unit value of stock options

As SMBC Wevox, Inc. was a private company at the time of granting stock options, the fair unit value of the stock options is calculated based on the intrinsic value per unit. In addition, the valuation method for the company’s own shares, which forms the basis for calculating the intrinsic value per unit, uses the price calculated by the net asset method.

(4)   Method of estimating the number of stock options vested

Only the actual number of forfeited stock options is reflected, in principle, because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

(5)

The total intrinsic value at the end of the fiscal year ended March 31, 2025 based on the intrinsic value of the stock options, and the total intrinsic value on the exercise date of stock options that had been exercised during the fiscal year ended March 31, 2025.

1) The total intrinsic value at the end of the fiscal year ended March 31, 2025	— million yen
2) The total intrinsic value exercised during the fiscal year ended March 31, 2025	— million yen

(Notes to deferred tax assets and liabilities)

1.   Significant components of deferred tax assets and liabilities

March 31, 2024	Millions of yen	March 31, 2025	Millions of yen
Deferred tax assets:		Deferred tax assets:
Reserve for possible loan losses and write-off of loans	¥325,469	Reserve for possible loan losses and write-off of loans	¥364,092
Net deferred gains (losses) on hedge	35,645	Net deferred gains (losses) on hedge	78,450
Reserve for losses on interest repayment	37,340	Reserve for losses on interest repayment	76,137
Net operating loss carryforwards*	46,932	Net operating loss carryforwards*	35,183
Securities	141,200	Securities	28,128
Other	274,375	Other	361,453

Subtotal	860,963	Subtotal	943,445
Valuation allowance for net operating loss carryforwards*	(33,031)	Valuation allowance for net operating loss carryforwards*	(31,474)
Valuation allowance for total amount of deductible temporary differences etc.	(176,707)	Valuation allowance for total amount of deductible temporary differences etc.	(129,686)

Valuation allowance subtotal	(209,739)	Valuation allowance subtotal	(161,161)

Total deferred tax assets	651,223	Total deferred tax assets	782,283
Deferred tax liabilities:		Deferred tax liabilities:
Net unrealized gains on other securities	(904,986)	Net unrealized gains on other securities	(729,733)
Accumulated remeasurements of defined benefit plans	(129,850)	Accumulated remeasurements of defined benefit plans	(127,104)
Retained earnings of subsidiaries	(68,877)	Retained earnings of subsidiaries	(74,643)
Other	(174,714)	Other	(201,592)

Total deferred tax liabilities	(1,278,428)	Total deferred tax liabilities	(1,133,072)

Net deferred tax assets (liabilities)	¥(627,204)	Net deferred tax assets (liabilities)	¥(350,788)

* Net operating loss carryforwards and the amount of its deferred tax assets by expiry date.

	Millions of yen
March 31, 2024	Within 1 year	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Net operating loss carryforwards*	¥1,623	¥18,413	¥17,040	¥9,854	¥46,932
Valuation allowance	(1,120)	(15,879)	(13,435)	(2,595)	(33,031)
Deferred tax assets	503	2,533	3,604	7,259	13,900
* Net operating loss carryforwards is multiplied by statutory tax rate
	Millions of yen
March 31, 2025	Within 1 year	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Net operating loss carryforwards*	¥1,221	¥15,350	¥13,312	¥5,298	¥35,183
Valuation allowance	(1,141)	(14,889)	(12,136)	(3,307)	(31,474)
Deferred tax assets	79	460	1,176	1,991	3,708
* Net operating loss carryforwards is multiplied by statutory tax rate.

2.   Significant components of difference between the statutory tax rate used by the Company and the effective income tax rate

March 31, 2024	Percentages	March 31, 2025	Percentages
Statutory tax rate (Adjustments)	30.62%	Statutory tax rate (Adjustments)	30.62%
Equity in gains of affiliates	(1.64)	Difference between the Company and overseas consolidated subsidiaries	(1.38)
Differences of the scope of taxable income between corporate income tax and enterprise income tax	(1.62)	Differences of the scope of taxable income between corporate income tax and enterprise income tax	(1.21)
Dividends exempted for income tax purposes	(0.99)	Dividends exempted for income tax purposes	(1.03)
Foreign tax	(0.83)	Valuation allowance	2.17
Retained earnings of subsidiaries	1.36	Other	1.01
Other	0.94	Effective income tax rate	30.18%
Effective income tax rate	27.84%

3.   Amendment of deferred tax assets and deferred tax liabilities amounts according to the change in income tax rate

“Special defense surtax” will be imposed on corporate income tax amounts for fiscal years beginning on or after April 1, 2026, pursuant to “Act for Partial Amendment of the Income Tax Act, etc.” (Act No.13, 2025), enacted on March 31, 2025. Consequently, the statutory tax rate used for calculating deferred tax assets and deferred tax liabilities will be increased from 30.62% to 31.52% for the reversal of temporary differences, etc. arising in fiscal years beginning on or after April 1, 2026. The impact of this change in the statutory tax rate is immaterial.

4.   Accounting treatment for corporate tax, local tax and related tax effect accounting

The Company and certain domestic consolidated subsidiaries apply the group tax sharing system. Accordingly, corporate tax, local tax, and related tax effect accounting are accounted for and disclosed in accordance with “Practical Solution on the Accounting and Disclosure Under the Group Tax Sharing System” (ASBJ Practical Issue Task Force No. 42, August 12, 2021).

(Notes to asset retirement obligations)

Fiscal year ended March 31, 2024

There was no information to be disclosed since the total amount of asset retirement obligations was immaterial.

Fiscal year ended March 31, 2025

There was no information to be disclosed since the total amount of asset retirement obligations was immaterial.

(Notes to real estate for rent)

Fiscal year ended March 31, 2024

There was no significant information to be disclosed.

Fiscal year ended March 31, 2025

There was no significant information to be disclosed.

(Revenue recognition)

Information on breakdown of revenues from contracts with customers.

Year ended March 31	Millions of yen
	2024	2025
Ordinary income	¥9,353,590	¥10,174,894
Fees and commissions	1,716,335	1,874,934
Deposits and loans	296,103	329,845
Remittances and transfers	152,239	158,967
Securities-related business	198,609	249,683
Agency	9,543	8,608
Safe deposits	4,321	4,025
Guarantees	91,662	91,190
Credit card business	432,932	483,539
Investment trusts	166,979	191,627
Others	363,945	357,446

Note:

Fees and commissions obtained through Deposits and loans principally arise in the Wholesale Business Unit and the Global Business Unit, Remittances and transfers principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Credit card business principally arise in the Retail Business Unit, and Investment trusts principally arise in the Retail Business Unit and Head office account and others. Income based on “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, July 4, 2019) is also included in the table above.

(Notes to segment and other related information)

[Segment information]

1. Summary of reportable segment

The Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and the Company’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

The businesses operated by each business unit are as follows:

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized and small-to-medium-sized corporate customers
Retail Business Unit:	Business to deal with mainly domestic individual customers
Global Business Unit:	Business to deal with international (including Japanese) corporate customers in overseas countries
Global Markets Business Unit:	Business to deal with financial market
Head office account:	Business other than businesses above

2. Method of calculating profit and loss amount by reportable segment

Accounting methods applied to the reported business segment are the same as those described in “(Significant accounting policies for preparing consolidated financial statements).” In case several business units cooperate for transactions, profit and loss, and expenses related to the transactions are recognized in the business units cooperating for the transactions and those amounts are calculated in accordance with internal managerial accounting policy.

The Company does not assess assets by business segments.

3. Information on profit and loss amount by reportable segment

	Millions of yen
Year ended March 31, 2024	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥835,200	¥1,290,000	¥1,375,900	¥526,200	¥(288,482)	¥3,738,818
General and administrative expenses	(311,000)	(1,079,900)	(809,300)	(165,300)	114,907	(2,250,593)
Others	107,900	5,600	78,300	29,000	(148,814)	71,986

Consolidated net business profit	¥632,100	¥215,700	¥644,900	¥389,900	¥(322,389)	¥1,560,211

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
Year ended March 31, 2025	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥931,300	¥1,377,300	¥1,344,900	¥636,600	¥(163,354)	¥4,126,746
General and administrative expenses	(328,100)	(1,110,300)	(903,300)	(196,000)	135,745	(2,401,955)
Others	126,000	6,800	150,400	33,900	(322,604)	(5,504)

Consolidated net business profit	¥729,200	¥273,800	¥592,000	¥474,500	¥(350,214)	¥1,719,286

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

4.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Year ended March 31, 2024	Millions of yen
Consolidated net business profit	¥1,560,211
Other ordinary income (excluding equity in gains of affiliates)	363,334
Other ordinary expenses	(457,417)

Ordinary profit on consolidated statements of income	¥1,466,128

Note:	Figures shown in the parenthesis represent the loss.

Year ended March 31, 2025	Millions of yen
Consolidated net business profit	¥1,719,286
Other ordinary income	620,428
Other ordinary expenses (excluding equity in losses of affiliates)	(620,232)

Ordinary profit on consolidated statements of income	¥1,719,482

Note:	Figures shown in the parenthesis represent the loss.

[Related information]

Fiscal year ended March 31, 2024

1. Information on each service

There was no information to be disclosed since information on each service was similar to the segment information.

2. Geographic information

(1) Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 3,892,202	¥ 2,418,111	¥ 1,471,663	¥ 1,571,612	¥ 9,353,590

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East,” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, and others; Asia and Oceania includes China, Singapore, Indonesia, and others except Japan.

(2) Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 856,200	¥ 44,577	¥ 44,033	¥ 62,070	¥ 1,006,883

3. Information on major customers

There were no major customers individually accounting for 10% or more of ordinary income reported on the consolidated statements of income.

Fiscal year ended March 31, 2025

1. Information on each service

There was no information to be disclosed since information on each service was similar to the segment information.

2. Geographic information

(1) Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 4,540,239	¥ 2,496,564	¥ 1,471,305	¥ 1,666,786	¥ 10,174,894

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East,” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, and others; Asia and Oceania includes China, Singapore, Indonesia, and others except Japan.

(2) Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 851,529	¥ 50,664	¥ 38,516	¥ 65,845	¥ 1,006,556

3. Information on major customers

There were no major customers individually accounting for 10% or more of ordinary income reported on the consolidated statements of income.

[Information on impairment loss for fixed assets by reportable segment]

The Company does not allocate impairment loss for fixed assets to the reportable segment.

Impairment loss for the fiscal year ended March 31, 2024 was ¥13,696 million.

Impairment loss for the fiscal year ended March 31, 2025 was ¥7,052 million.

[Information on amortization of goodwill and unamortized balance by reportable segment]

	Millions of yen
Year ended March 31, 2024	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥—	¥4,860	¥23,494	¥—	¥10,887	¥39,242
Unamortized balance	—	30,011	181,377	—	57,444	268,833

	Millions of yen
Year ended March 31, 2025	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥—	¥9,462	¥13,754	¥—	¥9,695	¥32,912
Unamortized balance	—	20,709	161,611	—	47,749	230,070

[Information on gains on negative goodwill by reportable segment]

Fiscal year ended March 31, 2024

There were no corresponding transactions.

Fiscal year ended March 31, 2025

There were no corresponding transactions.

[Information on related parties]

Fiscal year ended March 31, 2024

There was no significant corresponding information to be disclosed.

Fiscal year ended March 31, 2025

There was no significant corresponding information to be disclosed.

(Business combination)

There was no significant business combination to be disclosed.

(Per share data)

		Yen
As of and year ended March 31		2024	2025
Net assets per share		¥3,719.12	¥3,795.62
Earnings per share		241.52	301.55
Earnings per share (diluted)		241.45	301.48

Notes: 1.  On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. “Net assets per share,” “Earnings per share,” and “Earnings per share (diluted)” were calculated based on the assumption that the stock split had been implemented at the beginning of the previous fiscal year.

2.	Earnings per share and earnings per share (diluted) are calculated based on the following.

		Millions of yen except number of shares
	Year ended March 31	2024	2025
	Earnings per share:
	Profit attributable to owners of parent	¥962,946	¥1,177,996
	Amount not attributable to common stockholders	—	—

	Profit attributable to owners of parent attributable to common stock	¥962,946	¥1,177,996

	Average number of common stock during the fiscal year (in thousands)	3,987,077	3,906,456
	Earnings per share (diluted):
	Adjustment for profit attributable to owners of parent	¥—	¥(7)
	Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	—	(7)

	Increase in number of common stock (in thousands)	1,159	938
	Stock acquisition rights (in thousands)	1,159	938
	Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—	—

3.	Net assets per share are calculated based on the following:

		Millions of yen except number of shares
	March 31	2024	2025
	Net assets	¥14,799,967	¥14,841,509
	Amounts excluded from net assets	139,857	138,073
	Stock acquisition rights	931	767
	Non-controlling interests	138,925	137,306

	Net assets attributable to common stock at the end of the fiscal year	¥14,660,110	¥14,703,435

	Number of common stock at the end of the fiscal year used for the calculation of net assets per share (in thousands)	3,941,823	3,873,793

4.

The Company has introduced a “Stock grant trust for employees” (the “Trust”). The shares of the Company held by the Trust are included in the number of treasury stocks to be deducted for the calculation of “Net assets per share,” “ Earnings per share,” and “Earnings per share (diluted).”

The number of treasury stocks at the end of the fiscal year deducted for the calculation of “Net assets per share” was 446,000 shares, as well as the average number of treasury stocks during the fiscal year deducted for the calculation of “Earnings per share” and “Earnings per share (diluted)” was 409,000 shares for the fiscal year ended March 31, 2025.

(Significant subsequent events)

Fiscal year ended March 31, 2025

1. Repurchase and Cancellation of Own Share

At the Board of Directors held on May 14, 2025, the Company resolved to repurchase its own shares under Article 8 of the Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act.

(1)	Reason for the Repurchase of Own Shares

The Company will proceed with a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency.

(2)	Outline of the Repurchase

1)	Type of shares to be repurchased: Common stock

2)	Aggregate number of shares to be repurchased: Up to 40,000,000 shares (Equivalent to 1.0% of the number of shares issued (excluding treasury stock))

3)	Aggregate amount to be repurchased: Up to JPY 100,000,000,000

4)	Repurchase period: From May 15, 2025 to July 31, 2025

5)	Repurchase method: Market purchases based on a discretionary dealing contract regarding the repurchase of its own shares

(3)	Outline of the Cancellation

1)	Type of shares to be cancelled: Common stock

2)	Number of shares to be cancelled: All of the shares repurchased as stated in (2) above

3)	Scheduled cancellation date: August 20, 2025

2. Acquisition of the Company’s shares for Share-Based Compensation Plan for Employees

The Company has expanded the scope of subsidiary companies covered by the Share-Based Compensation Plan (the “Plan”) for the employees of Sumitomo Mitsui Banking Corporation, a consolidated subsidiary of the Company, to SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited and The Japan Research Institute, Limited.

At the Board of Directors held on May 14, 2025, the Company resolved on matters concerning the acquisition of its shares by the trustee of the Employee Stock Ownership Plan (the “ESOP”) related to the Plan.

(1)	Outline of the ESOP

1)	Name: Stock grant trust for employees

2)	Trustor: The Company

3)	Trustee: Sumitomo Mitsui Trust Bank, Limited

4)	Beneficiary: Employees who meet requirements as beneficiaries

5)	Trust administrator: A third party that is independent of the Company and its officers will be appointed

6)	Voting rights: The trustee shall exercise the voting rights during the trust period based on the trust administrator’s instructions

7)	Trust type: Money trust other than a specified cash trust for separate investment

8)	Date of trust contract: May 23, 2024

9)	Date to additionally entrust cash: May 22, 2025

10)	Date to end trust: The end of May 2026 (tentative)

(2)	Acquisition of the Company’s shares by the trustee of the ESOP

1)	Type of share to be acquired: Common stock

2)	Cash entrusted for the acquisition of the shares: Up to JPY 612,000,000

3)	Number of shares: Up to 153,000 shares

4)	Method of the share acquisition: Acquisition from the stock market

5)	Period of the share acquisition: From May 22, 2025 to May 30, 2025

[Consolidated supplementary financial schedules]

[Schedule of bonds]

			Millions of yen		Percentages
Company	Type of bonds	Date of issuance	At the beginning of the fiscal year	At the end of the fiscal year	Interest rate (Note 1)	Collat- eral	Date of maturity
The Company	Straight bonds, payable in U.S. dollars (Notes 3 and 4)	Mar. 2016 ~ Jan. 2025	7,218,617 ($47,701,164 thousand) [664,734]	7,485,594 ($50,060,818 thousand) [1,043,422]	0.948 ~ 5.88	None	Jul. 2025 ~ Jan. 2052
	Straight bonds, payable in Euro (Notes 3 and 4)	Jun. 2016 ~ Oct. 2024	923,974 (€5,660,222 thousand) [163,240]	836,880 (€5,164,336 thousand) [—]	0.303 ~ 4.492	None	Jun. 2026 ~ Feb. 2033
	Straight bonds, payable in Australian dollars (Notes 3 and 4)	Sep. 2016 ~ Jul. 2018	118,730 (A$1,204,653 thousand) [61,600]	54,702 (A$582,000 thousand) [—]	3.4 ~ 4.13	None	Sep. 2026 ~ Jul. 2028
	Straight bonds, payable in Hong Kong dollars (Note 3)	Apr. 26, 2018	5,799 (HK$300,000 thousand)	5,766 (HK$300,000 thousand)	3.54	None	Apr. 26, 2028
	Straight bonds, payable in Yen (Note 4)	Jan. 2023 ~ Jun. 2023	259,606	260,000 [69,500]	0.55 ~ 1.466	None	Jan. 2026 ~ Jun. 2033
	Subordinated bonds, payable in Yen (Note 4)	May 2015 ~ Jul. 2024	549,245 [98,400]	494,608 [122,928]	0.469 ~ 1.946	None	May 2025 ~ Jul. 2034
	Subordinated bonds, payable in Yen	Mar. 2023 ~ Jul. 2024	148,486	206,811	1.168 ~ 1.393	None	Mar. 2028 ~ Jul. 2029
	Perpetual subordinated bonds, payable in Yen	Jul. 2015 ~ Jun. 2024	1,293,203	1,481,925	0.848 ~ 2.949	None	Perpetual
	Subordinated bonds, payable in U.S. dollars (Notes 3 and 4)	Sep. 2019 ~ Jul. 2024	748,326 ($4,944,997 thousand) [264,238]	556,430 ($3,721,197 thousand) [—]	2.142 ~ 6.184	None	Sep. 2029 ~ Jul. 2044
	Perpetual subordinated bonds, payable in U.S. dollars (Note 3)	Mar. 2024 ~ Feb. 2025	151,330 ($1,000,000 thousand)	333,782 ($2,232,212 thousand)	6.45 ~ 6.6	None	Perpetual

SMBC	Straight bonds, payable in U.S. dollars (Notes 3 and 4)	May 2014 ~ Aug. 2023	282,482 ($1,866,668 thousand) [75,665]	204,392 ($1,366,897 thousand) [74,765]	3.31 ~ 6.9	None	Jul. 2025 ~ Mar. 2030
	Straight bonds, payable in U.S. dollars (Note 3)	May 28, 2015	99,121 ($655,000 thousand)	97,942 ($655,000 thousand)	4.3	None	May 30, 2045
	Straight bonds, payable in Australian dollars (Notes 3 and 4)	Dec. 2022 ~ Aug. 2023	15,965 (A$161,985 thousand) [4,928]	10,526 (A$111,990 thousand) [—]	4.77 ~ 4.79	None	Sep. 2026 ~ Dec. 2027
	Straight bonds, payable in Hong Kong dollars (Notes 3 and 4)	Apr. 2015 ~ Feb. 2025	14,594 (HK$755,000 thousand)	22,199 (HK$1,155,006 thousand) [14,511]	2.92 ~ 4.16	None	Apr. 2025 ~ Feb. 2028
	Subordinated bonds, payable in Yen	Jun. 2011 ~ Dec. 2011	59,998	59,998	2.17 ~ 2.21	None	Jun. 2026 ~ Dec. 2026

(*1)	Consolidated subsidiaries, straight bonds, payable in Yen (Notes 2 and 4)	Jun. 2013 ~ Mar. 2025	334,468 [25,611]	356,058 [34,545]	0 ~ 9.31	None	Apr. 2025 ~ Nov. 2054

(*2)	Consolidated subsidiaries, straight bonds, payable in U.S. dollars (Notes 2,3 and 4)	Dec. 2016 ~ Mar. 2025	44,805 ($296,079 thousand) [1,147]	46,640 ($311,914 thousand) [10,330]	0.01 ~ 6.35	None	Apr. 2025 ~ May 2043

(*3)	Consolidated subsidiaries, straight bonds, payable in Australian dollars (Notes 2 and 3)	Mar. 2017 ~ Dec. 2018	313 (A$3,177 thousand)	225 (A$2,404 thousand)	0.01 ~ 0.75	None	Mar. 2027 ~ Dec. 2028

			Millions of yen		Percentages
Company	Type of bonds	Date of issuance	At the beginning of the fiscal year	At the end of the fiscal year	Interest rate (Note 1)	Collat- eral	Date of maturity

(*4)	Consolidated subsidiaries, straight bonds, payable in Indonesia rupiah (Notes 2,3 and 4)	Jul. 2023 ~ Mar. 2025	10,654 (IDR1,121,514,085 thousand) [6,469]	33,650 (IDR3,738,975,786 thousand) [2,297]	6.35 ~ 7.1	None	Sep. 2025 ~ Mar. 2030

(*5)	Consolidated subsidiaries, straight bonds, payable in Indian rupee (Notes 2,3 and 4)	Aug. 2018 ~ Feb. 2025	151,205 (INR83,538,712 thousand) [53,712]	191,325 (INR109,328,650 thousand) [52,494]	7.3 ~ 9.25	Existing	May 2025 ~ Dec. 2032

(*6)	Consolidated subsidiaries, subordinated bonds, payable in Indian rupee (Notes 2,3 and 4)	Jun. 2015 ~ Oct. 2023	27,873 (INR15,399,772 thousand) [1,338]	25,626 (INR14,643,594 thousand) [3,500]	7.6 ~ 9.5	None	Apr. 2025~ Sep. 2033

(*7)	Consolidated subsidiaries, subordinated bonds, payable in Yen (Note 2)	Dec. 1997 ~ Feb. 1998	20,000	20,000	4 ~ 4.15	None	Jan. 28, 2028

(*8)	Consolidated subsidiaries, short-term bonds, payable in Yen (Notes 2 and 4)	Apr. 2024 ~ Mar. 2025	863,000 [863,000]	728,200 [728,200]	0.3 ~ 0.64	None	Apr. 2025 ~ Nov. 2025

(*9)	Consolidated subsidiaries, straight bonds, payable in U.S. dollars (Notes 2,3 and 4)	Jun. 18, 2019	151,330 ($1,000,000 thousand) [151,330]	—	—	—	—

(*10)	Consolidated subsidiaries, straight bonds, payable in Euro (Notes 2,3 and 4)	Jun. 2019 ~ Feb. 2025	490,142 (€3,002,587 thousand)	567,304 (€3,500,798 thousand) [283,587]	0.01 ~ 3.602	Existing	Sep. 2025 ~ Feb. 2030

Total		—	¥13,983,274	¥14,080,592	—	—	—

Notes: 1.	“Interest rate” indicates a nominal interest rate which is applied at respective consolidated balance sheet dates. Therefore, this rate may differ from an actual interest rate.
2.	(*1) This represents straight bonds issued in Yen by SMBC Nikko, a domestic consolidated subsidiary.

(*2) This represents straight bonds issued in U.S. dollar by SMBC Nikko, a domestic consolidated subsidiary.

(*3) This represents straight bonds issued in Australian dollar by SMBC Nikko, a domestic consolidated subsidiary.

(*4) This represents straight bonds issued in Indonesia rupiah by PT Bank SMBC Indonesia Tbk, an overseas consolidated subsidiary.

(*5) This represents straight bonds issued in Indian rupee by SMFG India Credit Company Limited, an overseas consolidated subsidiary.

(*6) This represents subordinate term bonds issued in Indian rupee by SMFG India Credit Company Limited, an overseas consolidated subsidiary.

(*7) This represents subordinate term bonds issued in Yen by SMBC International Finance N.V., an overseas consolidated subsidiary.

(*8) This represents an aggregate of short-term bonds issued in Yen by SMBC Nikko and SMCC, domestic consolidated subsidiaries.

(*9) This represents straight bonds issued in U.S dollar by the trust account in relation to covered bonds, which became a consolidated subsidiary of the Company from the fiscal year ended March 31, 2024.

(*10) This represents straight bonds issued in Euro by the trust account in relation to covered bonds, which became a consolidated subsidiary of the Company from the fiscal year ended March 31, 2024.

3.	Figures showed in ( ) in “At the beginning of the fiscal year” and “At the end of the fiscal year” are in foreign currency.
4.	Figures showed in [ ] in “At the beginning of the fiscal year” and “At the end of the fiscal year” are the amounts to be redeemed within one year.
5.	The redemption schedule over the next 5 years after respective balance sheet dates of the consolidated subsidiaries is as follows:

Millions of yen
Within 1 year	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years
¥2,440,081	¥2,138,187	¥1,297,994	¥1,082,670	¥1,631,786

[Schedule of borrowings]

	Millions of yen		Percentages
Classification	At the beginning of the fiscal year	At the end of the fiscal year	Average interest rate	Repayment Term
Borrowed money	¥14,705,266	¥11,355,209	1.66	—
Other borrowings	14,705,266	11,355,209	1.66	Apr. 2025 ~ Perpetual
Lease obligations	33,338	32,207	4.94	Apr. 2025 ~ Oct. 2038

Notes:	1.	“Average interest rate” represents the weighted average interest rate based on the interest rates and “At the end of the fiscal year” at respective balance sheet dates of consolidated subsidiaries.
	2.	The redemption schedule over the next 5 years on Borrowings and Lease obligations after respective balance sheet dates of the consolidated subsidiaries is as follows:

	Millions of yen
	Within 1 year	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years
Other borrowings	¥4,753,680	¥2,193,536	¥2,815,499	¥298,428	¥177,797
Lease obligations	10,636	7,481	5,539	4,117	1,527

Since the commercial banking business accepts deposits and raises and manages funds through the call loan and commercial paper markets as a normal course of business, the schedule of borrowings shows a breakdown of “Borrowed money” included in the “Liabilities” and Lease obligations included in “Other liabilities” in the consolidated balance sheet.

Reference: Commercial paper issued for funding purpose as a normal course of business is as follows:

	Millions of yen		Percentage
	At the beginning of the fiscal year	At the end of the fiscal year	Average interest rate	Repayment Term
Commercial paper	¥2,429,179	¥2,686,483	3.98	Apr. 2025 ~ Mar. 2026

[Schedule of asset retirement obligations]

Since the amount of asset retirement obligations accounts for 1% or less than the total of liabilities and net assets, the schedule of asset retirement obligations is not disclosed.

[Others]

Consolidated financial information for the six months ended September 30, 2024 and the fiscal year ended March 31, 2025 were as follows:

	Millions of yen (except earnings per share)
	Six months ended September 30, 2024	Fiscal year ended March 31, 2025
Ordinary income	¥5,276,938	¥10,174,894
Income before income taxes	1,027,400	1,699,943
Profit attributable to owners of parent	725,172	1,177,996
Earnings per share	184.77	301.55

Note:

On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. Earnings per share for the six months ended September 30, 2024 was calculated, assuming that the Company conducted the stock split at the beginning of the fiscal year ended March 31, 2025.

(Non-consolidated financial statements)

1. Non-consolidated balance sheets

	Millions of yen		Millions of U.S. dollars
March 31	2024	2025	2025
Assets:
Current assets
Cash and due from banks	¥309,526	¥530,273	$3,546
Prepaid expenses	972	2,081	14
Accrued income	81,070	92,097	616
Accrued income tax refunds	22,827	15,515	104
Current portion of long-term loans receivables from subsidiaries and affiliates	1,268,519	1,176,962	7,871
Other current assets	18,925	10,774	72

Total current assets	1,701,841	1,827,704	12,223

Fixed assets
Tangible fixed assets
Buildings	36,864	36,025	241
Land	31,454	31,454	210
Equipment	458	342	2
Construction in progress	100	—	—

Total tangible fixed assets	68,877	67,822	454

Intangible fixed assets
Software	11,771	16,162	108

Total intangible fixed assets	11,771	16,162	108

Investments and other assets
Investment securities	106,909	107,820	721
Investments in subsidiaries and affiliates	7,016,965	7,088,989	47,408
Long-term loans receivable from subsidiaries and affiliates	10,835,537	11,239,540	75,166
Long-term prepaid expenses	370	678	5
Other investments and other assets	3,620	2,682	18

Total investments and other assets	17,963,403	18,439,711	123,318

Total fixed assets	18,044,052	18,523,696	123,879

Total assets	¥19,745,893	¥20,351,401	$136,102

Liabilities:
Current liabilities
Short-term borrowings	¥1,707,650	¥1,679,650	$11,233
Accounts payable	1,191	1,263	8
Accrued expenses	83,112	92,196	617
Income taxes payable	16	16	0
Business office taxes payable	54	54	0
Reserve for employee bonuses	1,071	1,246	8
Reserve for executive bonuses	564	624	4
Current portion of bonds	1,255,519	1,238,587	8,283
Current portion of long-term borrowings	13,000	8,000	54
Other current liabilities	5,489	6,015	40

Total current liabilities	3,067,669	3,027,653	20,248

Fixed liabilities
Bonds	10,191,710	10,505,406	70,256
Long-term borrowings	405,026	425,100	2,843
Deferred tax liabilities	6,154	7,246	48
Other fixed liabilities	—	1,085	7

Total fixed liabilities	10,602,890	10,938,839	73,155

Total liabilities	13,670,560	13,966,493	93,403

Net assets:
Stockholders’ equity
Capital stock	2,344,038	2,345,960	15,689
Capital surplus
Capital reserve	1,565,514	1,567,436	10,482

Total capital surplus	1,565,514	1,567,436	10,482

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420	203
Retained earnings brought forward	2,282,340	2,459,812	16,450

Total retained earnings	2,312,760	2,490,232	16,654

Treasury stock	(167,671)	(38,512)	(258)

Total stockholders’ equity	6,054,642	6,365,117	42,567

Valuation and translation adjustments
Net unrealized gains (losses) on other securities	19,758	19,022	127

Total valuation and translation adjustments	19,758	19,022	127

Stock acquisition rights	931	767	5

Total net assets	6,075,333	6,384,907	42,700

Total liabilities and net assets	¥19,745,893	¥20,351,401	$136,102

2. Non-consolidated statements of income

Year ended March 31	Millions of yen		Millions of U.S. dollars
	2024	2025	2025
Operating income:
Dividends on investments in subsidiaries and affiliates	¥580,175	¥1,019,049	$6,815
Fees and commissions received from subsidiaries	21,675	21,729	145
Interests on loans receivable from subsidiaries and affiliates	334,964	390,635	2,612

Total operating income	936,815	1,431,414	9,573

Operating expenses:
General and administrative expenses	56,010	59,982	401
Interest on bonds	311,160	365,327	2,443
Interest on long-term borrowings	19,582	19,977	134

Total operating expenses	386,753	445,287	2,978

Operating profit	550,062	986,127	6,595

Non-operating income:
Interest income on deposits	58	928	6
Dividends income	7,560	4,320	29
Fees and commissions income	298	2	0
Gains on redemption of bonds	—	5,478	37
Other non-operating income	456	230	2

Total non-operating income	8,374	10,959	73

Non-operating expenses:
Interest on short-term borrowings	5,422	11,995	80
Fees and commissions payments	417	893	6
Amortization of bond issuance cost	10,651	10,064	67
Losses on redemption of loans receivable	—	5,478	37
Other non-operating expenses	2,567	3,252	22

Total non-operating expenses	19,059	31,684	212

Ordinary profit	539,377	965,402	6,456

Extraordinary gains:
Gain on sale of stocks of subsidiaries and affiliates	—	525	4
Total extraordinary gains	—	525	4

Extraordinary losses:
Losses on disposal of fixed assets	2,095	59	0
Losses on valuation of stocks of subsidiaries and affiliates	2,679	10,151	68
Total extraordinary losses	4,774	10,211	68

Income before income taxes	534,602	955,716	6,391

Income taxes-current	(10,511)	(14,094)	(94)
Income taxes-deferred	(0)	(507)	(3)

Income taxes	(10,511)	(14,602)	(98)

Net income	¥545,114	¥970,319	$6,489

	Yen		U.S. dollars
	2024	2025	2025
Per share data:
Earnings per share	¥136.72	¥248.39	$1.66
Earnings per share (diluted)	136.68	248.33	1.66

3. Non-consolidated statements of changes in net assets

Year ended March 31, 2024	Millions of yen
	Stockholders’ equity
		Capital surplus
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus
Balance at the beginning of the fiscal year	¥2,342,537	¥1,564,013	¥—	¥1,564,013
Changes in the fiscal year:
Issuance of new stock	1,501	1,500		1,500
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(185)	(185)
Cancellation of treasury stock			(195,160)	(195,160)
Transfer from retained earnings to capital surplus			195,345	195,345
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	1,501	1,500	—	1,500

Balance at the end of the fiscal year	¥2,344,038	¥1,565,514	¥—	¥1,565,514

Year ended March 31, 2024	Millions of yen
	Stockholders’ equity
	Retained earnings
	Other retained earnings
	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	¥30,420	¥2,280,749	¥2,311,169
Changes in the fiscal year:
Issuance of new stock
Cash dividends		(348,177)	(348,177)
Net income		545,114	545,114
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Transfer from retained earnings to capital surplus		(195,345)	(195,345)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	1,591	1,591

Balance at the end of the fiscal year	¥30,420	¥2,282,340	¥2,312,760

Year ended March 31, 2024	Millions of yen
	Stockholders’ equity		Valuation and translation adjustments	Stock acquisition rights
	Treasury stock	Total	Net unrealized gains (losses) on other securities		Total net assets
Balance at the beginning of the fiscal year	¥(151,798)	¥6,065,921	¥(6,901)	¥1,145	¥6,060,165
Changes in the fiscal year:
Issuance of new stock		3,001			3,001
Cash dividends		(348,177)			(348,177)
Net income		545,114			545,114
Purchase of treasury stock	(211,434)	(211,434)			(211,434)
Disposal of treasury stock	401	216			216
Cancellation of treasury stock	195,160	—			—
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the fiscal year			26,660	(213)	26,447

Net changes in the fiscal year	(15,872)	(11,279)	26,660	(213)	15,167

Balance at the end of the fiscal year	¥(167,671)	¥6,054,642	¥19,758	¥931	¥6,075,333

	Millions of yen
	Stockholders’ equity
		Capital surplus
Year ended March 31, 2025	Capital stock	Capital reserve	Other capital surplus	Total capital surplus
Balance at the beginning of the fiscal year	¥2,344,038	¥1,565,514	¥—	¥1,565,514
Changes in the fiscal year:
Issuance of new stock	1,922	1,922		1,922
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(430)	(430)
Cancellation of treasury stock			(380,176)	(380,176)
Transfer from retained earnings to capital surplus			380,607	380,607
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	1,922	1,922	—	1,922

Balance at the end of the fiscal year	¥2,345,960	¥1,567,436	¥—	¥1,567,436

	Millions of yen
	Stockholders’ equity
	Retained earnings
	Other retained earnings
Year ended March 31, 2025	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	¥30,420	¥2,282,340	¥2,312,760
Changes in the fiscal year:
Issuance of new stock
Cash dividends		(412,240)	(412,240)
Net income		970,319	970,319
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Transfer from retained earnings to capital surplus		(380,607)	(380,607)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	177,471	177,471

Balance at the end of the fiscal year	¥30,420	¥2,459,812	¥2,490,232

Year ended March 31, 2025	Millions of yen
	Stockholders’ equity		Valuation and translation adjustments	Stock acquisition rights
	Treasury stock	Total	Net unrealized gains (losses) on other securities		Total net assets
Balance at the beginning of the fiscal year	¥(167,671)	¥6,054,642	¥19,758	¥931	¥6,075,333
Changes in the fiscal year:
Issuance of new stock		3,844			3,844
Cash dividends		(412,240)			(412,240)
Net income		970,319			970,319
Purchase of treasury stock	(251,629)	(251,629)			(251,629)
Disposal of treasury stock	612	181			181
Cancellation of treasury stock	380,176	—			—
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the fiscal year			(736)	(164)	(900)

Net changes in the fiscal year	129,159	310,475	(736)	(164)	309,574

Balance at the end of the fiscal year	¥(38,512)	¥6,365,117	¥19,022	¥767	¥6,384,907

	Millions of U. S. dollars
	Stockholders’ equity
		Capital surplus
Year ended March 31, 2025	Capital stock	Capital reserve	Other capital surplus	Total capital surplus
Balance at the beginning of the fiscal year	$15,676	$10,470	$—	$10,470
Changes in the fiscal year:
Issuance of new stock	13	13		13
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(3)	(3)
Cancellation of treasury stock			(2,542)	(2,542)
Transfer from retained earnings to capital surplus			2,545	2,545
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	13	13	—	13

Balance at the end of the fiscal year	$15,689	$10,482	$—	$10,482

	Millions of U. S. dollars
	Stockholders’ equity
	Retained earnings
	Other retained earnings
Year ended March 31, 2025	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	$203	$15,263	$15,467
Changes in the fiscal year:
Issuance of new stock
Cash dividends		(2,757)	(2,757)
Net income		6,489	6,489
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Transfer from retained earnings to capital surplus		(2,545)	(2,545)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	1,187	1,187

Balance at the end of the fiscal year	$203	$16,450	$16,654

	Millions of U. S. dollars
	Stockholders’ equity		Valuation and translation adjustments	Stock acquisition rights
Year ended March 31, 2025	Treasury stock	Total	Net unrealized gains (losses) on other securities		Total net assets
Balance at the beginning of the fiscal year	$(1,121)	$40,491	$132	$6	$40,630
Changes in the fiscal year:
Issuance of new stock		26			26
Cash dividends		(2,757)			(2,757)
Net income		6,489			6,489
Purchase of treasury stock	(1,683)	(1,683)			(1,683)
Disposal of treasury stock	4	1			1
Cancellation of treasury stock	2,542	—			—
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the fiscal year			(5)	(1)	(6)

Net changes in the fiscal year	864	2,076	(5)	(1)	2,070

Balance at the end of the fiscal year	$(258)	$42,567	$127	$5	$42,700

Independent Auditor’s Report

To the Board of Directors of

Sumitomo Mitsui Financial Group, Inc.:

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its consolidated subsidiaries (collectively referred to as “the Group”), which comprise the consolidated balance sheets as at March 31, 2025 and 2024, the consolidated statements of income, comprehensive income, changes in net assets and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at March 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1.	The reasonableness of management’s assessment of the reserve for possible loan losses for SMBC’s corporate loans

The key audit matter

In the consolidated balance sheet of Sumitomo Mitsui Financial Group, Inc. and its consolidated subsidiaries (collectively referred to as the “Group”) as of March 31, 2025, the reserve for possible loan losses (the “Reserve”) was ¥521,037 million on loans and bills discounted (the “Loans”) of ¥111,136,239 million (or approximately 36.3% of total assets). Included in such balances were mainly corporate loans and the related reserve of Sumitomo Mitsui Banking Corporation (“SMBC”), a commercial banking subsidiary. As discussed in the “Notes (Additional information, 1. The estimates of reserve for possible loan losses in consideration of tariff measures in the U.S.)” to the consolidated financial statements, a reserve of ¥46,500 million was recorded for possible loan losses for portfolios that were considered to be susceptible to rapid environment changes resulting from the high tariff measures imposed by the U.S. In addition, as discussed in the “Notes (Additional information, 2. The estimates of reserve for possible loan losses related to the impact of the current international situation involving Ukraine)” to the consolidated financial statements, a reserve of ¥105,334 million was recorded for possible loan losses for Russia-related credits. Further, as discussed in the “Notes (Additional information, 3. The estimates of reserve for possible loan losses related to the impact of prolonged high interest rates overseas)” to the consolidated financial statements, a reserve of ¥35,000 million was recorded for possible loan losses for portfolios that were considered to be easily affected by prolonged high interest rates overseas. Finally, as discussed in the “Notes (Additional information, 4. The estimates of reserve for possible loan losses in consideration of changes in domestic business environment and other factors)” to the consolidated financial statements, a reserve of ¥12,000 million was recorded for possible loan losses for portfolios that were considered vulnerable to changes in the domestic business environment, such as continuously inflated raw material prices and an increase in labor cost, along with changes in the financial environment such as an increase in the policy interest rate.

As discussed in the “Notes (Significant accounting policies for preparing consolidated financial statements), 4. Accounting policy, (5) Reserve for possible loan losses” to the consolidated financial statements, SMBC assesses all claims including the Loans in accordance with the internal criteria for self-assessment of asset quality, and classifies borrowers into credit categories through examining individual credit risk profiles. On the basis of each borrower category, reserves and/or write-offs are recorded based on the methods including one that uses the historical loan-loss ratios or the probability of default to estimate possible loan losses and a discounted cash flow (DCF) method, in accordance with its internal policy for write-offs and provisions. For claims originated in specific overseas countries, an additional specific overseas reserve is recorded in the amount deemed necessary based on the assessment of political and economic conditions. Additionally, considering the recent economic environment and risk factors, a potential loss amount that was deemed necessary in specific portfolios, among others, was recorded in the Reserve at the end of the current fiscal year based on an overall assessment of a probable future outlook for those portfolios that has not been fully captured in the historical data or individual borrower classification.

As discussed in the “Notes (Significant Accounting Estimates)” and the “Notes (Additional information)” to the consolidated financial statements, the assessment of the Reserve for SMBC’s corporate loans involved significant estimation uncertainty, and required significant management judgment primarily in the following aspects:

•	classifying borrowers into appropriate credit categories through performing a qualitative assessment, including the use of forward-looking information;

•

determining whether additional reserves for specific portfolios are deemed necessary, and selecting appropriate methodologies to estimate such additional reserves based on the future outlook in light of the recent economic environment and risk factors; and

•	projecting future cash flow scenarios, as an input to the DCF method, for borrowers with large claims classified mainly as substandard or lower-level classifications.

In the judgment and estimation of these elements during the current fiscal year, the rapid environment changes resulting from the high tariff measures by the U.S., the uncertain business environment arising from the current international situation involving Ukraine, the impact of prolonged high interest rates overseas and the impact of changes in the domestic business environment and other factors, including continuously inflated raw material prices and an increase in labor cost, required consideration.

We, therefore, determined that management’s assessment of the Reserve for SMBC’s corporate loans, specifically, classifying borrowers into credit categories through a qualitative assessment including the use of forward-looking information, determining whether additional reserves for specific portfolios are deemed necessary based on the future outlook in light of the recent economic environment and risk factors as well as determining appropriate methodologies to estimate such additional reserves, and projecting cash flow scenarios used in the DCF method, was of most significance in our audit of the consolidated financial statements for the current fiscal year, and accordingly, a key audit matter.

How the matter was addressed in our audit

The primary procedures we performed to assess the reasonableness of management’s assessment of the Reserve for SMBC’s corporate loans included the following:

(1)	Internal control testing

We evaluated the design and tested the operating effectiveness of certain of SMBC’s internal controls over its process to assess the Reserve for SMBC’s corporate loans. In this assessment, we focused on the controls that related to the:

•	classification of individual borrowers into credit categories through a qualitative assessment;

•	determination of additional reserves for specific portfolios based on the future outlook in light of the recent economic environment and risk factors; and

•	projection of future cash flow scenarios used in the DCF method.

(2)	Evaluation of borrower classification taking into account qualitative factors

For SMBC’s corporate borrowers that we selected based on certain criteria, we involved credit risk specialists with industry-specific knowledge and expertise who assisted us in evaluating the appropriateness of borrower classification taking into account qualitative factors through:

•	analyzing the borrowers’ current business performance including the sufficiency of liquidity;

•

assessing the appropriateness of the borrowers’ business plans used as a basis for management’s borrower classification, by comparing the plans with the industry outlook and the recent performance, and also by analyzing the impact of stressed scenarios considered by management; and

•

analyzing the impact of economic sanctions imposed by the governments of each country and the countermeasures taken by the Russian government on the borrowers’ debt-repayment capability and financial positions, including the analysis of the current repayment status.

(3)	Evaluation of the reasonableness of additional reserves for specific portfolios based on the future outlook in light of the recent economic environment and risk factors

Given the rapid environment changes resulting from the high tariff measures by the U.S., the uncertain business environment caused by the current international situation involving Ukraine, the impact of prolonged high interest rates overseas and the impact of the changes in the domestic business environment and other factors including continuously inflated raw material prices and an increase in labor cost, we evaluated the reasonableness of additional reserves for specific portfolios through:

•	assessing the appropriateness of the selection of portfolios subject to additional reserves in relation to the rapid environment changes resulting from the high tariff measures by the U.S.;

•

assessing the consistency of assumptions used in estimating additional reserves, especially the assumptions about the potential future deterioration in the credit status of companies that are susceptible to rapid environment changes resulting from the high tariff measures imposed by the U.S. by comparing them with available external data;

•

assessing the appropriateness of the selection of portfolios subject to additional reserves, considering the analysis of the prolonged impact of economic sanctions imposed by the governments of each country and the countermeasures taken by the Russian government;

•

assessing assumptions used in estimating additional reserves, especially the risks of delinquency and loan modifications related to credit exposure in Russia, considering the analysis of the prolonged impact of the economic sanctions imposed by the governments of each country and the countermeasures taken by the Russian government, and the deterioration in the credit status of Russia, including the analysis of the observed trend in the repayment of the Russian government and corporates;

•	assessing the appropriateness of the selection of portfolios subject to additional reserves in relation to the prolonged high interest rates overseas;

•

assessing the consistency of assumptions used in estimating additional reserves, especially the assumptions about changes in overseas interest rates by comparing them with available external data including interest rates outlook;

•

assessing the appropriateness of the selection of portfolios subject to additional reserves in relation to the changes in the domestic business environment and other factors including continuously inflated raw material prices and an increase in labor cost;

•

assessing the appropriateness of the selection of portfolios subject to additional reserves, considering the respective industry environment by using the relevant indices and other information published by external agencies; and

•

involving credit risk specialists with industry-specific knowledge and expertise who assisted us in evaluating the appropriateness of the methodologies used to estimate additional reserves considering the nature of and risk factors identified in each portfolio as well as the result of a retrospective review.

(4)	Evaluation of future cash flow scenarios used in the DCF method

For borrowers that we selected based on certain criteria among those for which the reserves were calculated using the DCF method, we evaluated the appropriateness of the borrowers’ future cash flow scenarios through:

•	assessing the feasibility of the restructuring plans considering the recent economic environment and the prospect of future economic conditions;

•	assessing the borrowers’ current progress against the restructuring plans; and

•	assessing the borrower’s ability to repay considering the schedule and underlying sources of repayments based on the restructuring plans.

Other Information

The other information comprises the information included in the disclosure documents that contain or accompany the audited financial statements, but does not include the financial statements and our auditor’s report thereon.

We do not perform any work on the other information as we determine such information does not exist.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee is responsible for overseeing the corporate executive officers and the directors’ performance of their duties with regard to the design, implementation and maintenance of the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in Japan will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purpose of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Fee-related Information

Fees paid or payable to our firm and to other firms within the same network as our firm for audit and non-audit services provided to the Company and its subsidiaries for the current year are 7,258 million yen and 550 million yen, respectively.

Convenience Translation

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2025 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in basis of presentation in the notes to the consolidated financial statements.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

We do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

/S/ Takashi Kondo

Designated Engagement Partner

Certified Public Accountant

/S/ Toshihiro Ozawa

Designated Engagement Partner

Certified Public Accountant

/S/ Bumbee Nishi

Designated Engagement Partner

Certified Public Accountant

KPMG AZSA LLC

Tokyo Office, Japan

June 19, 2025

Notes to the Reader of Independent Auditor’s Report:

This is a copy of the Independent Auditor’s Report and the original copies are kept separately by the Company and KPMG AZSA LLC.